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LINCOLN® ELECTRIC

THE WELDING EXPERTS®

2008 ANNUAL REPORT

Lincoln's Vision

We are a global manufacturer and the market leader of the highest-quality welding, cutting and joining products. Our enduring passion for the development and application of our technologies allows us to create complete solutions that make our customers more productive and successful. We will distinguish ourselves through an unwavering commitment to our employees and a relentless drive to maximize shareholder value.

Who We Are and What We Do

Lincoln Electric is the world leader in the design, development and manufacture of arc welding products, robotic arc-welding systems, plasma and oxyfuel cutting equipment, and has a leading global position in the brazing and soldering alloys market. Headquartered in Cleveland, Ohio, U.S.A., Lincoln has manufacturing locations – including operations, manufacturing alliances and joint ventures – in 21 countries, and a worldwide network of distributors and sales offices covering more than 160 countries. Lincoln has a global workforce of more than 9,000.

Recognized as The Welding Experts®, Lincoln provides cutting-edge products and solutions, and has long been a pioneer in technology for arc welding consumables and equipment. Lincoln operates the industry's most dynamic and comprehensive research and product development program, supported by its R&D centers around the world, including the David C. Lincoln Technology Center, the most advanced facility of its kind.

Lincoln Electric's products and solutions are playing an important role in the development of industries and infrastructures around the world. A wide variety of industries rely on arc welding, including transportation, construction, fabrication, and energy production. In the manufacture of metal products, arc welding applications range from producing consumer appliances to fabricating heavy machinery and structural steel. Arc welding is the dominant joining method for building and other industrial construction, including oil and gas pipeline fabrication, and oil refinery construction.

Table of Contents



Financial Highlights



$1,333.7
$1,601.2
$1,971.9
$2,280.8
$2,479.1
04 05 06 07 08

NET SALES
DOLLARS IN MILLIONS



11.1
15.2
17.5
16.8
18.8
04 05 06 07 08

RETURN ON INVESTED CAPITAL
IN PERCENT



$2.06
$2.67
$3.98
$4.67
$5.36
04 05 06 07 08

DILUTED EARNINGS PER SHARE*



$577.3
$652.3
$853.0
$1,087.2
$995.3
04 05 06 07 08

SHAREHOLDERS' EQUITY
DOLLARS IN MILLIONS



$51.3
$117.0
$118.7
$249.8
$257.4
04 05 06 07 08

CASH FLOW FROM OPERATIONS
DOLLARS IN MILLIONS

* Diluted earnings per share excludes the effects of non-recurring items, rationalization actions and asset impairments. 2008 excludes rationalization and asset impairment charges. 2007 excludes a gain on European rationalization actions. 2006 excludes European rationalization charges and a gain on the sale of a facility. 2005 excludes net favorable tax benefits and gains related to the settlement of legal disputes, partially offset by charges relating to the sale of a business and European rationalization charges. 2004 excludes European rationalization charges and CEO retirement costs.

YEAR ENDED DECEMBER 31 (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)	2008	2007	2006
Net Sales	$2,479	$2,281	$1,972
Net Income	212	203	175
Net Income excluding the effects of non-recurring items, rationalization actions and asset impairments (A)	231 ^	203 ▲	171 ■
Basic Earnings per Share	4.98	4.73	4.11
Basic Earnings per Share excluding the effects of non-recurring items, rationalization actions and asset impairments (A)	5.41 ^	4.73 ▲	4.02 ■
Diluted Earnings per Share	4.93	4.67	4.07
Diluted Earnings per Share excluding the effects of non-recurring items, rationalization actions and asset impairments (A)	5.36 ^	4.67 ▲	3.98 ■
Cash Dividends Paid per Share of Common Stock	1.00	0.88	0.76
Working Capital	668	658	491
Current Ratio	2.9	3.1	2.5
Total Assets	$1,719	$1,645	$1,395
Total Shareholders' Equity	995	1,087	853
Cash Provided by Operations	257	250	119
Return on Invested Capital	18.8%	16.8%	17.5%

(A) Basic and diluted earnings per share excluding the effects of non-recurring items, rationalization actions and asset impairments are presented as management believes this financial measure is important to investors to evaluate and compare the Company's financial performance from period to period. Management uses this information in assessing and evaluating the Company's underlying operating performance.

^ 2008 excludes rationalization actions of $2.4 ($1.7 after-tax, or $0.04 per diluted share) and asset impairment charges of $16.9. ($16.6 after-tax, or $0.39 per diluted share).

▲ 2007 excludes a gain on European rationalization actions of $0.2 ($0.1 after-tax, no impact per diluted share).

■ 2006 excludes a charge on European rationalization actions of $3.5 ($3.5 after-tax, or $0.08 per diluted share) and a non-recurring gain of $9.0 ($7.2 after-tax, or $0.17 per diluted share) on the sale of a facility in Ireland.

To Our Shareholders

Lincoln Electric showed its strength in 2008, even in a tumultuous and declining market. While we continued to pursue our long-term strategy of global expansion to serve important growth market segments such as infrastructure construction, energy production and emerging markets, we were also able to adjust our costs to better align with market conditions near the end of the year while maintaining a very strong balance sheet.



JOHN M. STROPKI
Chairman, President and Chief Executive Officer

Through the first nine months of the year, we achieved solid growth in sales and net income, driven by strong global demand which enabled us to recoup the rising raw material costs of the first half of the year.

However, in the fourth quarter, we felt the deepening impact of the global financial crisis and economic slowdowns throughout the world. Although the downturn of the domestic and global economies was unexpected in its swiftness and severity, we again demonstrated our ability to react quickly and decisively with actions to reduce costs and improve efficiency throughout our global operations.

For example, we began to implement headcount reductions and reduced work schedules throughout our global operations in the latter half of 2008, and improved our purchasing practices to take advantage of lower raw material costs. Further, on February 2, 2009, we announced a 10% global workforce reduction for annualized savings of approximately $80 million, a minimum of $20 million reduction in capital expenditures, a freeze on salary increases and external hiring, and a base pay reduction for all executive management. These actions will help to further lower our cost structure and better align our business to the current weak economic conditions.

Despite the slowdown toward the end of the year, Lincoln Electric reported record sales and net income in 2008. Our balance sheet remained strong, with no net debt.

A Year of Recognition

Aside from the record financial results in 2008, the year was one in which we recorded other achievements. We gained national and global recognition for our industry leadership, manufacturing strength and service excellence.

On July 29, 2008, we were privileged to welcome President George W. Bush for a visit to our corporate headquarters and a tour of our manufacturing operations in Cleveland, Ohio, marking the first time a U.S. president has visited our Company. The President commended Lincoln employees for their hard work and the Company for its competitiveness and success as a leading manufacturer in worldwide markets, especially in the energy segments and exports. In 2006, the Company earned the President's E-Star award for excellence in exports.

On the same day that President Bush visited Lincoln, Ohio Governor Ted Strickland honored the Company in Columbus, Ohio, as the state's Large Business Exporter of the Year. The Governor also spoke at the grand opening of our Automation Center of Excellence on October 23, 2008.





Lincoln Electric was selected Ohio's Large Business Exporter of the Year as part of the 2008 Ohio Governor's Excellence in Exporting Award program.

The 100,000-square-foot brownfield renovation project showcases the Company's comprehensive solutions in robotic welding, one of our fastest growing market segments. The facility includes two fully equipped robotic welding labs, 20,000 square feet of staging and assembly area, an applications and service lab, classroom facilities, and a state-of-the-art auditorium.

Earlier in the year, Lincoln was honored with a World-Class Customer Service award from *Smart Business* magazine.

New Products Drive Success

One of the key drivers of our continued success will be bringing new products to market and delivering greater value to our customers. As The Welding Experts®, we understand that to maintain our leadership role in the global arc welding marketplace, we not only must be the biggest but also the best and most innovative. We have become more focused and diligent in patenting the new consumables, equipment and welding processes we develop to help our customers.

In the past year, some of our most successful new products included:

• The Power Wave® C300 – a portable, multi-process wire feeder welder, ideal for production welding, general fabrication, construction and training. It offers exceptional welding performance and lower operating cost.

• The Cruiser™ tractor – an addition to our leading Power Wave® AC/DC 1000® submerged arc power source technology, which has become the global standard for improving productivity while meeting demanding offshore construction design criteria.

• LN-25™ Pro portable industrial wire feeder used for field construction and fabrication, shipyards and rental companies.

• New Power Wave® i400 and AutoDrive™ 4R90, a compact, light-weight package which maximizes robot agility and performance.

• New consumables products and packaging such as our new Accu-Pak™ Box bulk wire packaging with customer-driven enhancements for easy stability with better access and less storage space, enhanced labeling for easier product identification, and eco-friendly 100% recyclable packaging.

In addition, through our partnership with FANUC Robotics Ltd., the world's largest manufacturer of robots, we introduced an intelligent robotic welding solution to the Asian market. Also in conjunction with our FANUC partner, we produced a new Robotic Welding Education Cell that can be easily moved from classroom to classroom for training the next generation of welders. It is

Environment. Health. Safety.

Lincoln Electric's industry leadership includes its commitment to improving safety and environmental sustainability.

In 2008, our employee-based safety culture – WELD (Workplace Education Lifestyle Discipline) – celebrated its eighth year of working throughout our global manufacturing platform to improve environmental health and safety for our workforce.

We are reducing our environmental footprint by minimizing energy usage at our facilities through new and innovative programs.

We are also continuously working to provide our customers with the most reliable and safest products and to help lessen their energy costs. For example, in February 2009 we announced a new Green Initiative Awareness Program to reduce the environmental impact of our manufacturing processes and products, as well as develop products that help customers reduce welding costs and adhere to environmental standards.

All of our machines comply with demanding quality standards. We updated our engine drives during the year to comply with new U.S. Environmental Protection Agency standards ahead of a 2012 deadline, no matter where in the world they are manufactured or used. Our new products are labeled with a "Green Initiative" logo that clearly states the equipment's green advantage. The Company created a Web site to further explain these initiatives at www.lincolnelectric.com/green.


THE LINCOLN ELECTRIC GREEN INITIATIVE
Engine Emissions Standard
EPA Tier 4i Compliant
www.lincolnelectric.com/green

Lincoln also is reducing its environmental impact through various methods such as Six Sigma projects to reduce scrap and waste, improve the efficiency of manufacturing processes, enhance paper and metal recycling programs, remove old or obsolete equipment, and focus on energy efficiency and manufacturing process improvements. Lincoln now has sixteen ISO 14001 certified facilities, in its continuing drive toward its goal of gaining the environmental standard for all of the Company's facilities worldwide.

In 2007, we completed construction of a state-of-the-art plant with our joint venture partner in Turkey designed to maximize energy efficiency and minimize waste. This technology is also being incorporated into our new welding consumables plant in Chennai, India, which will begin production in March 2009. State-of-the-art environmental systems will be the standard for any new construction we implement anywhere around the world.

The Company also applied this standard for its new Automation Center of Excellence. In cooperation with state, county and local governments, the Company renovated and upgraded a former heavy equipment manufacturing plant, which it had acquired next to its world headquarters, and converted the brownfield site into the energy-efficient automation center.

Information Technology to Improve Business Systems and Processes

To ensure its global systems are meeting both business and customer needs, the Company has made strategic investments in IT to aggressively enhance and proactively manage its supply chain by building and implementing an enterprise resources planning system (ERP) using SAP.



In 2008, we further leveraged our investment in SAP software with the continuation of our global implementation strategy. The focus of our strategy is improvement in four key areas: 1) management of our customer relationships, 2) efficiencies and cost reductions in the supply chain, 3) improved visibility to our operations through business metrics, and 4) strong corporate governance and controls.

Today Lincoln is managing about 70% of its global sales with the SAP systems, with more than 2,400 employees in North America, Latin America, Asia and Europe actively using the system to conduct business more efficiently and effectively.

designed for the growing market of educational institutions, training departments, schools and other facilities to teach robotic programming related to welding. Robotic welding continues to grow in popularity due in large part to the critical shortage of skilled labor, combined with industry's need to reduce labor costs, increase productivity and improve quality.

Acquisitions Contribute to Growth

As part of our ongoing strategy to seek acquisitions that help us expand our product offerings and geographic reach, we completed two important acquisitions in 2008.

In April, Lincoln acquired Portugal-based Electro-Arco, S.A., a manufacturer of welding consumables and significant exporter to markets throughout Europe. The acquisition has expanded our manufacturing capacity and strengthened our market position in Europe.

In October, we acquired Brastak, a leading Brazilian manufacturer of brazing products. This acquisition continues our expansion in the emerging markets of South America, and broadens our offering of brazing products.

Our automation business benefited from the successful integration of Vernon Tool Company, Ltd., a California-based manufacturer of computer-controlled pipe cutting equipment, which we acquired late in 2007. The addition of Vernon Tool has expanded our ability to support customers in the global infrastructure market.

Other 2008 Highlights

Our other achievements in 2008 included:

• Expansion and enhancement of the logistics infrastructure at our consumables plant in Mentor, Ohio.

• Continuation of our Six Sigma programs, which have generated approximately $7 million in savings in 2008, and $27 million since 2001. More than 680 employees throughout our global enterprise have participated in Six Sigma training.

• Significant investments to upgrade and expand our SAP and enterprise risk management systems throughout our global operations.

• Establishment of a leadership grant to the American Welding Foundation to help promote welding as a career and alleviate the worldwide shortage of welders.

• Continued investment in sustainability programs to reduce the impact of manufacturing processes and products on environments around the world, and continued advancement of our health and safety culture within our global workforce.

Management Additions

We were pleased to announce two additions to our management team in 2008 – Steven B. Hedlund, Vice President, Strategy and Business Development; and Earl L. Ward, Vice President, Mergers, Acquisitions and Investor Relations. Both fill newly created positions that will be important to the long-term growth and success of Lincoln Electric. Steve is responsible for strategic planning, strategic analysis and long-term project management.

Earl leads our efforts in mergers and acquisitions, investor relations, risk management and corporate relations. We look forward to the contributions of both of these highly talented and dedicated individuals.

A Position of Strength

While the global economic environment remains uncertain in 2009, we are determined to meet our challenges from a position of strength and agility. We have the largest and most efficient global manufacturing platform in the welding industry. Our strong financial position will enable us to continue to expand our global market presence through opportunistic investments in product development and acquisitions. Our organizational flexibility, commitment to efficiency and dedication to quality will allow us to quickly adapt to changing market conditions and continue providing industry-leading value to our customers.



LINCOLN
ELECTRIC
THE WELDING EXPERTS
Welding The World Together

During his visit to Lincoln Electric, President George W. Bush said the Company "proves with good investment and good education, and a Company that treats its workers well, that America can compete with anybody, anytime, anywhere."

We remain confident in the long-term opportunities stemming from the global need to upgrade and build new infrastructure, and to fill the growing demand for new energy sources. Most nations, whether they are emerging or developed, recognize the need for long-term investment in infrastructure and new solutions to meet their energy requirements. The vast majority of these projects – from bridges and pipelines to offshore drilling and wind towers – require substantial amounts of welding.

Since Lincoln Electric was founded in 1895, the Company has repeatedly shown its ability to manage through all kinds of economic cycles. The current downturn will confirm our strength and demonstrate our resolve. We are confident that Lincoln is in a strong position to quickly resume our strong growth record when global markets rebound.

We intend to remain true to the vision and philosophy of the Company's founders, John C. Lincoln and James F. Lincoln, who stressed that if we are successful in satisfying our customers, we will be rewarded through profits. This commitment has served the Company, its employees and its shareholders very well over the years, and will continue to do so.

I thank all of our stakeholders for continuing to support the great work we are doing at Lincoln Electric.

Sincerely,

John Stropki

John M. Stropki
Chairman, President and Chief Executive Officer

Code of Conduct and Compliance

James F. Lincoln wrote years ago, "Honesty is the first essential in business." In today's global economic environment, it is more important than ever for companies and corporations to act responsibly and in compliance with financial standards and guidelines and ethical business practices. To ensure that we adhere to the highest ethical practices and principles championed by our founders, we are committed to following our code of conduct and ethics in every Lincoln operation – domestic and international. We do this through training, a strong audit function, a solid corporate compliance program and transparency in our financial statements.

The Welding Experts



ABC-TV's "Extreme Makeover: Home Edition" design team selected Lincoln Electric as the show's exclusive welding partner. Pictured above is long-time show volunteer Jim Bollinger welding at a build last year in New Orleans.

Lincoln Electric is the world's leading manufacturer of arc welding and cutting solutions and holds a major global position in brazing and soldering alloys. The Company earned this position through its strength in R&D, its global manufacturing capabilities and its value-added approach to the marketplace.

With an approximate 13% share of the $20 billion global arc welding market, Lincoln continues to expand its footprint outside North America to serve customers' growing welding requirements related to infrastructure build-up, energy exploration and production, industrial fabrication and other diverse markets. The Company's international sales have grown at a compound average annual rate of 26% since 2003.

Lincoln's strong position in the marketplace stems from a variety of unique competitive advantages. It offers the most complete line of products in the industry – including a full range of welding equipment, consumables, automation systems, cutting tools, and brazing and soldering solutions. Our vast product line enables Lincoln to take a solutions-based approach to serving the needs of each and every customer. Lincoln also possesses some of the most knowledgeable and well-trained welding people in the industry, which employ the broad array of Lincoln products to benefit customers.

Customers rely on Lincoln for its welding expertise and high-quality products and services based on the latest and best technology. New welding equipment developed within the last five years represent 40% of the Company's sales. We are proud of our strong and effective distributor organization. Long-term distributor partnerships in both domestic and international markets have provided trained personnel and high velocity access to Lincoln customers in all fabrication segments. We work with our highly professional distribution channel to supply over 80% of our products sold around the world. The combination of Lincoln's innovative products and distribution global footprint has created an unparalleled commercial offering to capture a leading share in welding, cutting, brazing and soldering.

Key Markets

Welding is a critical component in a diverse range of projects, from pipelines to power plants. An abundance of major construction projects in key markets around the world require the high-quality equipment and consumables that Lincoln provides.

Lincoln's rank as global market leader coupled with our solutions selling capability uniquely positions the Company to take market share and outperform our global competitors. Even in the current economic environment, our prospects remain bright for certain segments of the market.

Opportunities for long-term growth are especially evident in emerging regions of the world that are building infrastructure, energy-producing regions that need to store and transport their energy to markets where it is needed, and developed nations that are focused on restoring their deteriorating infrastructure.

Increasing demand for alternative energy sources also provides growth opportunities, as welding is a key component in the construction of wind towers and nuclear power plants. Lincoln also is a leader in automated welding systems, which address customers' needs to improve the efficiency, reduce the labor requirements and improve the quality of their projects.

Lincoln Electric's global growth is being fueled by demand for its products in many exciting markets, including offshore drilling, pipelines and pipe mills, power generation, shipbuilding, heavy fabrication, structural, automotive and general steel fabrication.



Offshore

Although energy prices and demand declined in the latter half of 2008, long-term growth in energy use will expand rapidly when the global economy recovers. To prepare for this growth, many offshore drilling projects are already under construction in various regions of the world, and many more large and challenging projects are planned. Although the near-term outlook is uncertain for high break-even price projects, the long-term fundamentals of the offshore construction industry remain positive.

With offshore projects under construction or already in the planning stages, many offshore fabricators have solid orders booked in 2009. When global economies start to recover, energy demand and prices are expected to accelerate again.

From mobile offshore drilling units to new demands in offshore deepwater and subsea equipment, Lincoln is well-positioned to capture market share through specific welding solutions developed in our R&D and applications centers around the world, with a focus on improved quality and safety at the highest productivity levels. Lincoln Electric recently added the Cruiser™ tractor to its leading Power Wave® AC/DC 1000™ submerged arc power source technology, which, coupled with the Company's reputation for high-quality welding consumables, has become the global standard for improving productivity while meeting demanding offshore construction design criteria.

Welded structures in the offshore industry include mobile offshore drilling units, fixed platforms, compliant towers, spars and subsea systems. Lincoln Electric's products address the specific needs of this industry, focusing on high-quality performance, productivity, safety and other challenges posed by the extreme temperature and deepwater conditions of offshore construction.

Notable Lincoln products used in offshore projects include Kryo™ stick electrodes for low-temperature environments, Conarc® consumables for high-strength steel applications, and Outershield® low alloy flux cored wires for demanding productivity and mechanical requirements. Lincoln also offers several automated welding solutions that meet the unique challenges of this industry.

Pipelines and Pipemills

Analysts predict that global demand for natural gas will more than triple over the next decade. This has spurred new exploration of gas fields that previously have been out of reach because of their remote locations and high transportation costs. Lincoln's products are crucial in the construction of cross-country pipelines to transport oil and gas from where it is discovered – usually in remote areas of the world – to the more populous areas where it is needed. Welding equipment and consumables are used both in the construction of pipe at mills, and to weld segments of pipe together when the pipelines are installed.



An example of a challenging pipeline construction project is the Peru LNG project which includes a 408-kilometer gas pipeline running from the Andes mountains to the Pacific Ocean. Due to the challenges of rugged terrain, high altitudes and high winds where most of the welding would take place, the consumables to be used for the project required a different chemistry to withstand the environmental challenges. Lincoln teamed with global constructor Techint to develop a new welding consumable solution for the project. The Lincoln Consumable Research & Development department and the Company's Applications Engineering teams developed a unique barometer pressure chamber to simulate the mountain environment. The application to replicate the environmental conditions enabled Techint and Lincoln engineers to develop a welding solution that matched the right consumable chemistry to the project demands.

In China, Lincoln products are being used to weld the world's longest natural gas pipeline. The "West to East" pipeline will cover more than 8,700 kilometers, consisting of one trunk line and eight sub-lines. The East portion of the pipeline was started in 2002 and completed in 2004. The West segment started a year ago and is expected to be completed by the end of 2009, with the whole system operational by 2011.

For pipelines, Lincoln has created a solid reputation with its Shieldarc® and Pipeliner® stick electrodes, as well as its Pipeliner® flux cored wires which are used in semi-automated and fully automated pipe welding.

Lincoln offers submerged arc flux and wire combinations developed through close cooperation with leading pipe mill customers. The Power Wave® AC/DC 1000 provides unrivaled productivity for pipe mill applications. Lincoln's Uhrhan and Schwill multiple arc welding systems also lead the market for equipment used in pipe production.

The cycle of energy exploration, extraction and transportation involves welding at every juncture. The Liquid Natural Gas (LNG) welding requirements include special terminals for storing the gas and double-walled tankers for transporting it to where it is used.

Power Generation

The long-term global need for new power generation and alternative power sources has not waned. Lincoln's technologically advanced products provide solutions for the specific challenges associated with the construction of thermal and nuclear power plants, as well as the erection of wind towers.

Lincoln Electric is providing its welding solutions to nuclear plant expansions in Argentina, Europe, India, Taiwan and China. With over 50 nuclear facilities slated to be built globally over the next four years, renewed emphasis on "clean coal technology" for power generation and continued expansion of wind power installations, significant opportunities exist in the power generation segment for welding applications.



The Metrode® product line offers a complete range of consumables, while Lincoln's Excalibur® steel electrodes and proprietary STT® power sources provide high-quality solutions for the power generation industry.

In the alternative energy segment, Lincoln® equipment and consumables help fabricate wind towers at production and installation sites in Brazil, Mexico, the United States, Canada, Germany, Denmark, Spain, Portugal, Italy, France, Tunisia, India, Australia, Vietnam and China.

In the state of Washington, wind tower fabricator T Bailey, Inc., increased its productivity using advanced submerged arc welding technology in conjunction with Power Wave® AC/DC 1000® power sources, Lincolnweld® electrodes and submerged arc flux to produce more than 475 wind towers annually.

A leader in the pressure vessel fabrication industry, NATCO Canada turned to Lincoln for a state-of-the-art, turnkey, hard automated submerged arc welding system. The new technology involved in these systems increases productivity, improves quality, and helps NATCO to manage safety.







Lincoln Canada automated welding equipment and consumables are used by NATCO to fabricate large pressure vessels. Calgary-based NATCO is a leader in the global pressure vessel fabrication industry.

Using Lincoln's Power Wave® AC/DC 1000® technology combined with Lincoln Canada's Automation Group, NATCO developed a system for the specific requirements of their global operations and for the health and safety of their sub-arc operators. Keeping their operators on the ground where they are safest was a guiding principle in designing the system, while increasing productivity. Camera tracking capabilities, automated seam tracking and floor-level maintenance were all included in the final design.

Shipbuilding

Shipbuilders around the world continue to have solid order backlogs to serve the global transportation industry, especially in the energy sector. Lincoln Electric's facilities are positioned well to serve areas such as China, Korea, Brazil, and Eastern Europe that are major centers of shipbuilding.

Lincoln's technology expertise has led to the development of a wide range of welding solutions for ship manufacturers. Its equipment is rugged, reliable and transportable, allowing for large distances between the welding power source and the location of the welding. Consumables used in this industry include Conarc® stick electrodes and Ultracore® flux cored wires.

Shipbuilding is a growing industry in Brazil, which is home to the Atlântico Sul Shipyard, the largest and most modern naval and offshore construction and repair shipyard in South America. The company can process 160,000 tons of steel per year and manufactures all types of carrier vessels of up to 500,000 deadweight tons (DWT), as well as offshore semi-submersible platforms. Lincoln products such as the Invertec® V275, Invertec® V350 Pro and LF-72™ are among the 1,100 welding machines the Company has supplied to Atlântico Sul Shipyard.



The size and scope of Brazil's shipbuilding industry and related energy projects are expanding. Lincoln's welding equipment and consumables are widely used in both expanding segments.

Heavy Fabrication

As part of the long-term global trend of infrastructure growth, demand for the fabrication of earth-moving, agriculture and other construction equipment is expected to continue to show solid long-term global growth. Modern agricultural equipment is also expected to be in demand as much of the world upgrades its farming practices. The need for increased energy, food to support world population growth and infrastructure development will continue to grow in the years to come. In the immediate future, the heavy fabrication industry stands to benefit from a variety of global economic stimulus packages.

Lincoln has a long history of providing welding solutions and innovation to the top global manufacturers that serve this industry segment. Recognized for our ability to offer the latest in advanced welding technologies and automation strategies, Lincoln has developed robust power sources and welding consumables to meet customers' productivity, quality and reliability needs in this market. Examples include Superarc® solid welding wires, the Accu-Trak® bulk package for welding wire, the Power Wave® line of advanced process welding power sources, our high deposition Synchronized Tandem Mig® process and our high performance robotic consumable product offering. Lincoln remains the primary supplier of arc welding products to the top global earthmoving and agricultural companies around the world.

Our customers expect the same level of support and expertise from Lincoln in providing welding solutions anywhere in the world. Our ability to provide that support is one of the advantages Lincoln gains through its global manufacturing footprint. Through our Shanghai operations, we are helping Caterpillar with its welding requirements – including product support and training – at its new 800,000 square-foot facility in Suzhou, China.



Structural

Construction of steel-based structures such as buildings and bridges in emerging regions, and restoration of infrastructure in developed regions, remain a top priority for nations around the world. Structural steel must be welded, and Lincoln Electric offers a complete range of solutions such as submerged arc equipment, fluxes and wires to meet the rigorous demands of this market.



All major countries around the globe, including the United States, are investing in public infrastructure including bridges and buildings. With 78,000 structurally deficient bridges in the United States, and government plans for additional investment in this sector, significant potential exists for increased activity in this area.

Lincoln products are being used in the rebuild of The Frederick Douglass/Susan B. Anthony Bridge in Rochester, New York.

Automotive/Transportation



Lincoln has a global partnership with FANUC, the world's largest producer of robots: FANUC's robotic arm, coupled with the new Power Wave® i400, offers industry-leading arc welding robot system technology for manufacturing agility.

Despite the recent slowdown in the automotive industry, demand for cars and light trucks continues to expand globally, especially in the BRIC (Brazil, Russia, India and China) countries, rising 30% in the last 10 years. Competition for the consumer dictates that transportation manufacturers continue to invest relentlessly in updating their products and improving manufacturing productivity. With the availability of high-quality steel and aluminum consumables and leading technology equipment systems, supported by welding applications centers in all the key global automotive geographies, Lincoln is driving deeper into this segment.

Recently launched "engineered chemistry" electrodes, SuperArc® L58 and L59, are high-volume specialty products that provided cost-effective solutions to wheel and axle manufacturers. The new Power Wave® i400 digital welder is an industry leader in power and performance, offering speed and manufacturing flexibility to OEMs and parts suppliers.

Automation Center of Excellence


Welcome to the
Center Of Excellence
WELDING SOLUTIONS
FOR EVERY INDUSTRY

Ohio Governor Ted Strickland and Lincoln Chairman and Chief Executive Officer John Stropki are joined by the Company's board of directors to officially dedicate the new Automation Center of Excellence.

Lincoln Electric opened its innovative new Automation Center of Excellence in the fall of 2008. The brownfield facility, a former heavy equipment and truck manufacturing plant, is located adjacent to the Company's world headquarters. The state-of-the-art 100,000-square-foot facility is designed to showcase Lincoln's comprehensive robotic and hard automation welding solutions and its investment in one of the fastest growing areas of welding.

Board of Directors

Harold L. Adams
Lead Director
Chairman Emeritus and Former Chairman, President and Chief Executive Officer of RTKL Associates Inc.

David H. Gunning
Former Vice Chairman of Cleveland-Cliffs Inc

Stephen G. Hanks
Former President and Chief Executive Officer, Washington Group International, Inc.

Robert J. Knoll
Former Partner, Deloitte & Touche LLP

G. Russell Lincoln
President of N.A.S.T. Inc.

Kathryn Jo Lincoln
Chairman of the Lincoln Institute of Land Policy

William E. MacDonald, III
Former Vice Chairman of National City Corporation

Hellene S. Runtagh
Former President and Chief Executive Officer of Berwind Group

John M. Stropki
Chairman, President and Chief Executive Officer of the Company

George H. Walls, Jr.
Former Chief Deputy Auditor, State of North Carolina

Company Officers and Executive Management

George D. Blankenship *
Senior Vice President, Global Engineering and President, Lincoln Cleveland

Gabriel Bruno
Vice President, Corporate Controller

Joseph G. Doria
Vice President
President, Lincoln Electric Canada

Gretchen A. Farrell *
Vice President, Human Resources

Thomas A. Flohn
Vice President
President, Lincoln Electric Asia Pacific

Steven B. Hedlund
Vice President, Strategy and Business Development

Vinod Kapoor
Vice President, Global Operations Development

Michele R. Kuhrt
Vice President, Corporate Tax

David M. LeBlanc*
Vice President
President, Lincoln Electric Europe and Russia

Michael S. Mintun
Vice President, Sales, North America

David J. Nangle
Vice President; Group President of Brazing, Cutting and Retail Subsidiaries

Ronald A. Nelson
Vice President, Machine Division

Vincent K. Petrella *
Senior Vice President, Chief Financial Officer and Treasurer

Richard J. Seif
Senior Vice President, Global Marketing

John M. Stropki *
Chairman, President and Chief Executive Officer

Frederick G. Stueber *
Senior Vice President, General Counsel and Secretary

Earl L. Ward
Vice President, Mergers, Acquisitions and Investor Relations

* Member, Management Committee

Corporate Information

Additional copies of Lincoln Electric's 2008 Annual Report and Form 10-K may be obtained by contacting Corporate Relations at (216) 383-4893, sending a fax to (216) 383-8220 or visiting our Web site: www.lincolnelectric.com. This Annual Report may also be obtained by calling 1-888-400-7789.

Inquiries about dividends, shareholder records, share transfers, changes in ownership and address changes should be directed to the Transfer Agent and Registrar:

National City Bank
Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44197-1200
Attn: Shareholder Services
(800) 622-6757

The Annual Meeting of Lincoln Electric Shareholders is scheduled to be held on Thursday, April 30, 2009, at 11:30 a.m., at Marriott Cleveland East, 26300 Harvard Road, Warrensville Heights, Ohio 44122. The Company's Common Shares are traded on the NASDAQ Stock Market under the stock symbol "LECO." The number of record holders of Common Shares at December 31, 2008 was 1,809.

For additional Company information, contact:

Corporate Relations
Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117-1199 USA
Phone: (216) 383-4893
Fax: (216) 383-8220


WWW.LINCOLNELECTRIC.COM

SEC
Mail Processing
Section

MAR 20 2009

Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008 Commission file number 0-1402

LINCOLN ELECTRIC HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Ohio	34-1860551
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
22801 St. Clair Avenue, Cleveland, Ohio	44117
(Address of Principal Executive Offices)	(Zip Code)

(216) 481-8100
(Registrants' Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Common Shares, without par value	The NASDAQ Stock Market LLC
(Title of Each Class)	(Name of Each Exchange on Which Registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

The aggregate market value of the common shares held by non-affiliates as of June 30, 2008 was $3,169,078,457 (affiliates, for this purpose, have been deemed to be Directors and Executive Officers of the Company and certain significant shareholders).

The number of shares outstanding of the registrant's common shares as of December 31, 2008 was 42,521,628.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference certain information from the registrant's definitive proxy statement to be filed on or about March 19, 2009 with respect to the registrant's 2009 Annual Meeting of Shareholders.

PART I

ITEM 1. BUSINESS

General

As used in this report, the term "Company," except as otherwise indicated by the context, means Lincoln Electric Holdings, Inc., its wholly-owned and majority-owned subsidiaries for which it has a controlling interest. The Lincoln Electric Company began operations in 1895 and was incorporated under the laws of the State of Ohio in 1906. During 1998, The Lincoln Electric Company reorganized into a holding company structure, and Lincoln Electric Holdings, Inc. became the publicly-held parent of Lincoln Electric subsidiaries worldwide, including The Lincoln Electric Company.

The Company is a full-line manufacturer and reseller of welding and cutting products. Welding products include arc welding power sources, wire feeding systems, robotic welding packages, fume extraction equipment, consumable electrodes and fluxes. The Company's welding product offering also includes regulators and torches used in oxy-fuel welding and cutting. In addition, the Company has a leading global position in the brazing and soldering alloys market.

The arc welding power sources and wire feeding systems manufactured by the Company range in technology from basic units used for light manufacturing and maintenance to highly sophisticated robotic applications for high production welding and fabrication. Three primary types of arc welding electrodes are produced: (1) coated manual or stick electrodes, (2) solid electrodes produced in coil, reel or drum forms for continuous feeding in mechanized welding, and (3) cored electrodes produced in coil form for continuous feeding in mechanized welding.

The Company has wholly-owned subsidiaries or joint venture manufacturing facilities located in the United States, Australia, Brazil, Canada, Colombia, France, Germany, Indonesia, Italy, Mexico, the Netherlands, People's Republic of China, Poland, Portugal, Spain, Taiwan, Turkey, United Kingdom, Venezuela and Vietnam. The Company manages its operations by geographic location and has two reportable segments, North America and Europe, and combines all other operating segments as Other Countries. Other Countries includes results of operations for the Company's businesses in Argentina, Australia, Brazil, Colombia, Indonesia, Mexico, People's Republic of China, Taiwan, Venezuela and Vietnam. See Note J to the Company's Consolidated Financial Statements with respect to segment and geographic area information. Nearly all of the above facilities are ISO 9001 certified.

Customers

The Company's products are sold in both domestic and international markets. In North America, products are sold principally through industrial distributors, retailers and also directly to users of welding products. Outside of North America, the Company has an international sales organization comprised of Company employees and agents who sell products from the Company's various manufacturing sites to distributors and product users.

The Company's major end user markets include:

- general metal fabrication,
- power generation and process industry,
- structural steel construction (buildings and bridges),
- heavy equipment fabrication (farming, mining and rail),
- shipbuilding,
- automotive,
- pipe mills and pipelines, and
- offshore oil and gas exploration and extraction.

The Company is not dependent on a single customer or a few customers. The loss of any one customer would not have a material adverse effect on its business. The Company's business is not seasonal.

Competition

Conditions in the arc welding and cutting industry are highly competitive. The Company believes it is the world's largest manufacturer of consumables and equipment in a field of three or four major competitors and numerous smaller competitors. The Company continues to pursue appropriate strategies to heighten its competitiveness in domestic and international markets, which includes positioning low cost manufacturing facilities in most geographical markets. Competition in the arc welding and cutting industry is on the basis of brand preference, product quality, price, performance, warranty, delivery, service and technical support. The Company believes its performance against these factors has contributed to the Company's position as the leader in the industry.

Virtually all of the Company's products may be classified as standard commercial articles and are manufactured for stock. The Company believes it has a competitive advantage in the marketplace because of its highly trained technical sales force and the support of its welding research and development staff, which allow it to assist the consumers of its products in optimizing their welding applications. The Company utilizes this technical expertise to present its Guaranteed Cost Reduction Program to end users through which the Company guarantees that the user will achieve cost savings in its manufacturing process when it utilizes the Company's products. This allows the Company to introduce its products to new users and to establish and maintain close relationships with its consumers. This close relationship between the technical sales force and the direct consumers, together with its supportive relationship with its distributors, who are particularly interested in handling the broad range of the Company's products, is an important element of the Company's market success and a valuable asset of the Company.

Raw Materials

The principal raw materials essential to the Company's business are various chemicals, electronics, steel, engines, brass, copper and aluminum alloys, all of which are normally available for purchase in the open market.

Patents and Trademarks

The Company holds many valuable patents, primarily in arc welding, and has increased the application process as research and development has progressed in both the United States and major international jurisdictions. The Company believes its trademarks are an important asset, and aggressively pursues brand management.

Environmental Regulations

The Company's facilities are subject to environmental regulations. To date, compliance with these environmental regulations has not had a material effect on the Company's earnings. The Company is ISO 9001 certified at nearly all facilities worldwide. In addition, the Company is ISO 14001 certified at most significant manufacturing facilities in the United States and is working to gain certification at its remaining United States facilities, as well as the remainder of its facilities worldwide.

International Operations

The Company conducts a significant amount of its business and has a number of operating facilities in countries outside the United States. As a result, the Company is subject to business risks inherent to non-U.S. activities, including political uncertainty, import and export limitations, exchange controls and currency fluctuations. The Company believes risks related to its foreign operations are mitigated due to the political and economic stability of the countries in which its largest foreign operations are located.

Research and Development

Research activities, which the Company believes provide a competitive advantage, relate to the development of new products and the improvement of existing products. Research activities are Company-sponsored. Refer to Note A to the consolidated financial statements with respect to total costs of research and development.

Employees

The number of persons employed by the Company worldwide at December 31, 2008 was 9,329. See Item 10 of Part III for information regarding the Company's executive officers, which is incorporated herein by reference.

Website Access

The Company's internet address is www.lincolnelectric.com. The Company makes available free of charge on its website at www.lincolnelectric.com its annual, quarterly and current reports, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. The Company also posts its Code of Corporate Conduct and Ethics on its website. However, the information found on the Company's website is not part of this or any other report.

ITEM 1A. RISK FACTORS

From time to time, information we provide, statements by our employees or information included in our filings with the SEC may contain forward-looking statements that are not historical facts. Those statements are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, and our future performance, operating results, financial position and liquidity, are subject to a variety of factors that could materially affect results, including those described below. Any forward-looking statements made in this report or otherwise speak only as of the date of the statement, and, except as required by law, we undertake no obligation to update those statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

The risks and uncertainties described below and all of the other information in this report should be carefully considered. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties of which we are currently unaware or that we currently believe to be immaterial may also adversely affect our business.

General economic and market conditions may adversely affect the Company's financial condition, results of operations and access to capital markets.

The Company's operating results are sensitive to changes in general economic conditions. Recessionary economic cycles, higher interest rates, inflation, higher tax rates and other changes in tax laws or other economic factors could adversely affect demand for the Company's products. The deepening industrial downturn affecting the U.S. and global economies will continue to negatively impact investment activity within key geographic and market segments served by the Company. In addition, the continuing financial market turmoil may limit the Company's access to capital markets. There can be no assurances that government responses to the disruptions in the financial and broader industrial markets will restore market confidence.

Availability of and volatility in energy costs or raw material prices may adversely affect our performance.

In the normal course of business, we are exposed to market risks related to the availability of and price fluctuations in the purchase of energy and commodities used in the manufacture of our products (primarily steel, brass, copper and aluminum alloys, electricity and natural gas). The availability and prices for raw materials are subject to volatility and are influenced by worldwide economic conditions, speculative action, world supply and demand balances, inventory levels, availability of substitute materials, currency exchange rates, our competitors' production costs, anticipated or perceived shortages and other factors. The price of the type of steel used to manufacture our products has experienced periods of significant price volatility and has been subject to periodic shortages due to global economic factors. We have also experienced substantial volatility in prices for other raw materials, including metals, chemicals and energy costs. Our future operating expenses and margins will be dependent on our ability to manage the impact of cost volatility. Our results of operations may be harmed by shortages of supply and by increases in prices to the extent those increases can not be passed on to customers.

We are a co-defendant in litigation alleging manganese induced illness and litigation alleging asbestos induced illness. Liabilities relating to such litigation could reduce our profitability and impair our financial condition.

At December 31, 2008, we were a co-defendant in cases alleging manganese induced illness involving claims by approximately 3,028 plaintiffs and a co-defendant in cases alleging asbestos induced illness involving claims by approximately 21,020 plaintiffs. In each instance, we are one of a large number of defendants. In the manganese cases, the claimants allege that exposure to manganese contained in welding consumables caused the plaintiffs to develop adverse neurological conditions, including a condition known as manganism. In the asbestos cases, the claimants allege that exposure to asbestos contained in welding consumables caused the plaintiffs to develop adverse pulmonary diseases, including mesothelioma and other lung cancers.

Since January 1, 1995, we have been a co-defendant in manganese cases that have been resolved as follows: 12,801 of those claims were dismissed, 19 were tried to defense verdicts in favor of us and four were tried to plaintiff verdicts. In addition, 13 claims were resolved by agreement for immaterial amounts and one was decided in favor of us following a motion for summary judgment (which was reversed by an intermediate appellate court on November 26, 2008 and is the subject of further appellate review). Since January 1, 1995, we have been a co-defendant in asbestos cases that have been resolved as follows: 34,460 of those claims were dismissed, eleven were tried to defense verdicts, four were tried to plaintiff verdicts, one was resolved by agreement for an immaterial amount and 553 were decided in favor of us following summary judgment motions.

Defense costs remain significant. The long-term impact of the manganese and asbestos loss contingencies, in each case in the aggregate, on operating cash flows and capital markets is difficult to assess, particularly since claims are in many different stages of development and we benefit significantly from cost-sharing with co-defendants and insurance carriers. While we intend to contest these lawsuits vigorously, and have applicable insurance relating to these claims, there are several risks and uncertainties that may affect our liability for personal claims relating to exposure to manganese and asbestos, including the future impact of changing cost sharing arrangements or a change in our overall trial experience.

Manganese is an essential element of steel and cannot be eliminated from welding consumables. Asbestos use in welding consumables in the U.S. ceased in 1981.

We may incur material losses and costs as a result of product liability claims that may be brought against us.

Our products are used in a variety of applications, including infrastructure projects such as oil and gas pipelines and platforms, buildings, bridges and power generation facilities, the manufacture of transportation and heavy equipment and machinery, and various other construction projects. We face risk of exposure to product liability claims in the event that accidents or failures on these projects result, or are alleged to result, in bodily injury or property damage. Further, our welding products are designed for use in specific applications, and if a product is used inappropriately, personal injury or property damage may result. For example, in the period between 1994 and 2000, we were a defendant or co-defendant in 21 lawsuits filed by building owners or insurers in Los Angeles County, California. The plaintiffs in those cases alleged that certain buildings affected by the 1994 Northridge earthquake sustained property damage in part because a particular electrode used in the construction of those buildings was unsuitable for that use. In the Northridge cases, one case was tried to a defense verdict in favor of us, 12 were voluntarily dismissed, seven were settled and we received summary judgment in our favor in another.

The occurrence of defects in or failures of our products, or the misuse of our products in specific applications, could cause termination of customer contracts, increased costs and losses to us, our customers and other end users. We cannot be assured that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend those claims. Further, we cannot be assured that our product liability insurance coverage will be adequate for any liabilities that we may ultimately incur or that it will continue to be available on terms acceptable to us.

The cyclicality and maturity of the United States arc welding and cutting industry may adversely affect our performance.

The United States arc welding and cutting industry is a mature industry that is cyclical in nature. The growth of the domestic arc welding and cutting industry has been and continues to be constrained by factors such as the increased cost of steel and increased offshore production of fabricated steel structures. Overall demand for arc welding and cutting products is largely determined by the level of capital spending in manufacturing and other industrial sectors, and the welding industry has historically experienced contraction during periods of slowing industrial activity. If economic, business and industry conditions deteriorate, capital spending in those sectors may be substantially decreased, which could reduce demand for our products, our revenues and our results of operations.

We may not be able to complete our acquisition strategy or successfully integrate acquired businesses.

Part of our business strategy is to pursue targeted business acquisition opportunities, including foreign investment opportunities. For example, the Company has completed and continues to pursue acquisitions or joint ventures in the People's Republic of China in order to strategically position resources to increase our presence in this growing market. We cannot be certain that we will be successful in pursuing potential acquisition candidates or that the consequences of any acquisition would be beneficial to us. Future acquisitions may involve the expenditure of significant funds and management time. Depending on the nature, size and timing of future acquisitions, we may be required to raise additional financing, which may not be available to us on acceptable terms. Our current operational cash flow is sufficient to fund our current acquisition plans, but a significant acquisition would require access to the capital markets. Further, we may not be able to successfully integrate any acquired business with our existing businesses or recognize expected benefits from any completed acquisition.

If we cannot continue to develop, manufacture and market products that meet customer demands, our revenues and gross margins may suffer.

Our continued success depends, in part, on our ability to continue to meet our customers' needs for welding products through the introduction of innovative new products and the enhancement of existing product design and performance characteristics. We must remain committed to product research and development and customer service in order to remain competitive. Accordingly, we may spend a proportionately greater amount on research and development than some of our competitors. We cannot be assured that new products or product improvements, once developed, will meet with customer acceptance and contribute positively to our operating results, or that we will be able to continue our product development efforts at a pace to sustain future growth. Further, we may lose customers to our competitors if they demonstrate product design, development or manufacturing capabilities superior to ours.

The competitive pressures we face could harm our revenue, gross margins and prospects.

We operate in a highly competitive global environment and compete in each of our businesses with other broad line manufacturers and numerous smaller competitors specializing in particular products. We compete primarily on the basis of brand, product quality, price, performance, warranty, delivery, service and technical support. If our products, services, support and cost structure do not enable us to compete successfully based on any of those criteria, our operations, results and prospects could suffer.

Further, in the past decade, the United States arc welding industry has been subject to increased levels of foreign competition as low cost imports have become more readily available. Our competitive position could also be harmed if new or emerging competitors become more active in the arc welding business. For example, while steel manufacturers traditionally have not been significant competitors in the domestic arc welding industry, some foreign integrated steel producers manufacture selected consumable arc welding products. Our sales and results of operations, as well as our plans to expand in some foreign countries, could be harmed by this practice.

We conduct our sales and distribution operations on a worldwide basis and are subject to the risks associated with doing business outside the United States.

Our long-term strategy is to continue to increase our share in growing international markets, particularly Asia (with emphasis in China and India), Latin America, Eastern Europe and other developing markets. There are a number of risks in doing business abroad, which may impede our ability to achieve our strategic objectives relating to our foreign operations. Many developing countries, like Venezuela, have a significant degree of political and economic uncertainty that may impede our ability to implement and achieve our foreign growth objectives. International business subjects us to numerous U.S. and foreign laws and regulations, including regulations relating to import-export control, technology transfer restrictions, repatriation of earnings, exchange controls, anti-boycott provisions and anti-bribery laws (such as the Foreign Corrupt Practices Act and the Organization for Economic Cooperation and Development Convention). Failure by the Company or its sales representatives or agents to comply with these laws and regulations could result in administrative, civil or criminal liabilities, all or any of which could negatively impact our business and reputation.

Moreover, social unrest, the absence of trained labor pools and the uncertainties associated with entering into joint ventures or similar arrangements in foreign countries have slowed our business expansion into some developing economies. Our presence in China has been facilitated in part through joint venture agreements with local organizations. While this strategy has allowed us to gain a footprint in China while leveraging the experience of local organizations, it also presents corporate governance and management challenges.

Our foreign operations also subject us to the risks of international terrorism and hostilities and to foreign currency risks, including exchange rate fluctuations and limits on the repatriation of funds.

The share of sales and profits we derive from our international operations and exports from the United States is significant and growing. This trend increases our exposure to the performance of many developing economies in addition to the developed economies outside of the United States.

Our operations depend on maintaining a skilled workforce, and any interruption in our workforce could negatively impact our results of operations and financial condition.

We are dependent on our highly trained technical sales force and the support of our welding research and development staff. Any interruption of our workforce, including interruptions due to unionization efforts, changes in labor relations or shortages of appropriately skilled individuals for our research, production and sales forces could impact our results of operations and financial condition.

Our revenues and results of operations may suffer if we cannot continue to enforce the intellectual property rights on which our business depends or if third parties assert that we violate their intellectual property rights.

We rely upon patent, trademark, copyright and trade secret laws in the United States and similar laws in foreign countries, as well as agreements with our employees, customers, suppliers and other third parties, to establish and maintain our intellectual property rights. However, any of our intellectual property rights could be challenged, invalidated or circumvented, or our intellectual property rights may not be sufficient to provide a competitive advantage. Further, the laws and their application in certain foreign countries do not protect our proprietary rights to the same extent as U.S. laws. Accordingly, in certain countries, we may be unable to protect our proprietary rights against unauthorized third-party copying or use, which could impact our competitive position.

Further, third parties may claim that we or our customers are infringing upon their intellectual property rights. Even if we believe that those claims are without merit, defending those claims and contesting the validity of patents can be time-consuming and costly. Claims of intellectual property infringement also might require us to redesign affected products, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from manufacturing, marketing or selling certain of our products.

Our global operations are subject to increasingly complex environmental regulatory requirements.

We are subject to increasingly complex environmental regulations affecting international manufacturers, including those related to air and water emissions and waste management. Further, it is our policy to apply strict standards for environmental protection to sites inside and outside the United States, even when we are not subject to local government regulations. We may incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, liabilities resulting from third-party property damage or personal injury claims, or our products could be enjoined from entering certain jurisdictions, if we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws.

We also face increasing complexity in our products design and procurement operations as we adjust to new and future requirements relating to the design, production and labeling of our electrical equipment products that are sold in the European Union. The ultimate costs under environmental laws and the timing of these costs are difficult to predict, and liability under some environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company's corporate headquarters and principal United States manufacturing facilities are located in the Cleveland, Ohio area. Total Cleveland area property consists of 233 acres, of which present manufacturing facilities comprise an area of approximately 2,940,000 square feet.

In addition to the principal facilities in the Cleveland, Ohio area, the Company operates four other manufacturing locations in the United States and 32 manufacturing locations (including joint ventures) in 19 foreign countries, the locations of which are as follows:

United States:	Mason, Ohio; Gainesville, Georgia; Santa Fe Springs, California; Oceanside, California.
Australia:	Sydney.
Brazil:	Sao Paulo; Guarulhos.
Canada:	Toronto; Mississauga.
Colombia:	Bogota.
France:	Grand-Quevilly.
Germany:	Essen.
Indonesia:	Cikarang.
Italy:	Bologna; Genoa; Corsalone.
Mexico:	Mexico City; Torreon; Tijuana.
Netherlands:	Nijmegen.
People's Republic of China:	Shanghai; Jining, Inner Mongolia; Jinzhou; Nanjing; Zhengzhou.
Poland:	Bielawa; Swietochlowice; Dzierzoniow.
Portugal:	Lisbon.
Spain:	Barcelona.
Taiwan:	Tainan.
Turkey:	Istanbul.
United Kingdom:	Sheffield; Chertsey.
Venezuela:	Maracay.
Vietnam:	Ho Chi Minh City.

All properties relating to the Company's Cleveland, Ohio headquarters and manufacturing facilities are owned by the Company. In addition, the Company maintains operating leases for its distribution centers and many sales offices throughout the world. See Note M to the Company's Consolidated Financial Statements with respect to lease commitments. Most of the Company's foreign subsidiaries own manufacturing facilities in the country where they are located. At December 31, 2008, $3.7 million of indebtedness was secured by property, plant and equipment with a book value of $5.7 million.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject, from time to time, to a variety of civil and administrative proceedings arising out of its normal operations, including, without limitation, product liability claims and health, safety and environmental claims. Among such proceedings are the cases described below.

At December 31, 2008, the Company was a co-defendant in cases alleging asbestos induced illness involving claims by approximately 21,020 plaintiffs, which is a net decrease of 6,095 claims from those previously reported. In each instance, the Company is one of a large number of defendants. The asbestos claimants seek compensatory and punitive damages, in most cases for unspecified sums. Since January 1, 1995, the Company has been a co-defendant in other similar cases that have been resolved as follows: 34,460 of those claims were dismissed, eleven were tried to defense verdicts, four were tried to plaintiff verdicts, one was resolved by agreement for an immaterial amount and 553 were decided in favor of the Company following summary judgment motions.

At December 31, 2008, the Company was a co-defendant in cases alleging manganese induced illness involving claims by approximately 3,028 plaintiffs, which is a net increase of 684 claims from those previously reported. In each instance, the Company is one of a large number of defendants. The claimants in cases alleging manganese induced illness seek compensatory and punitive damages, in most cases for unspecified sums. The claimants allege that exposure to manganese contained in welding consumables caused the plaintiffs to develop adverse neurological conditions, including a condition known as manganism. At December 31, 2008, cases involving 1,651 claimants were filed in or transferred to federal court where the Judicial Panel on MultiDistrict Litigation has consolidated these cases for pretrial proceedings in the Northern District of Ohio (the "MDL Court"). Plaintiffs have also filed eight class actions seeking medical monitoring in state courts, six of which have been removed and transferred to the MDL Court. A motion to strike all class action allegations in those six cases was granted by the MDL Court on August 4, 2008. The class action complaint filed in Ohio was also dismissed by the plaintiff on August 22, 2008, leaving only one potential state court class action. In addition, plaintiffs filed a class action complaint seeking medical monitoring on behalf of current and former welders in eight states, including three states covered by the single-state class actions, in the United States District Court for the Northern District of California. This case was also transferred to the MDL Court. A motion to certify a medical monitoring class related to this case was denied on September 14, 2007 and the 16 individual claimants dismissed their claims on March 20, 2008. Since January 1, 1995, the Company has been a co-defendant in similar cases that have been resolved as follows: 12,801 of those claims were dismissed, 19 were tried to defense verdicts in favor of the Company and four were tried to plaintiff verdicts. In addition, 13 claims were resolved by agreement for immaterial amounts and one claim was decided in favor of the Company following a summary judgment motion (which was reversed by an intermediate appellate court on November 26, 2008 and is the subject of further appellate review). On November 20, 2008, a jury returned a verdict in one such case against the Company and a co-defendant for an aggregate amount of $1.855 million in damages (before applicable insurance). Post trial motions are pending. The Company intends to appeal any final judgment. On November 26, 2008, a jury returned a verdict in another such case in the MDL Court for the Company and various co-defendants.

On December 13, 2006, the Company filed a complaint in U.S. District Court (Northern District of Ohio) against Illinois Tool Works, Inc. seeking a declaratory judgment that eight patents owned by the defendant relating to certain inverter power sources have not and are not being infringed and that the subject patents are invalid. Illinois Tool Works filed a motion to dismiss this action, which the Court denied on June 21, 2007. On September 7, 2007, the Court stayed the litigation, referencing pending reexaminations before the U.S. Patent and Trademark Office. On June 17, 2008, the Company filed a motion to amend its pleadings in the foregoing matter to include several additional counts, including specific allegations of fraud on the U.S. Patent and Trademark Office with respect to portable professional welding machines and resulting monopoly power in that market.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the quarter ended December 31, 2008.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common shares are traded on The NASDAQ Stock Market under the symbol "LECO." The number of record holders of common shares at December 31, 2008 was 1,809.

The total amount of dividends paid in 2008 was $42,756,000. For 2008, dividends were paid quarterly on January 15, April 15, July 15 and October 15.

Quarterly high and low stock prices and dividends declared for the last two years were:

	2008			2007		
	Stock Price		Dividends	Stock Price		Dividends
	High	Low	Declared	High	Low	Declared
First quarter	$71.48	$53.32	$0.25	$70.19	$58.99	$0.22
Second quarter	86.97	64.07	0.25	75.75	58.88	0.22
Third quarter	86.47	59.78	0.25	78.09	64.54	0.22
Fourth quarter	65.11	34.27	0.27	86.20	65.23	0.25

Source: The NASDAQ Stock Market

	Issuer Purchases of Equity Securities			
Period	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
January 1-31, 2008	179,885	$59.81	179,885	4,353,701
February 1-29, 2008	118,101	61.59	118,101	4,235,600
September 1-30, 2008	75,400	67.48	75,400	4,160,200
October 1-31, 2008	254,500	58.02	254,500	3,905,700
November 1-30, 2008	112,683	39.49	112,683	3,793,017
Total	740,569	$57.17	740,569	

See Note C to the Company's Consolidated Financial Statements.

The following line graph compares the yearly percentage change in the cumulative total shareholder return on Lincoln Electric Holdings, Inc. ("Lincoln") common shares against the cumulative total return of the S&P Composite 500 Stock Index ("S&P 500") and the S&P 400 MidCap Index ("S&P 400") for the five-year calendar period commencing January 1, 2004 and ending December 31, 2008. This graph assumes that $100 was invested on December 31, 2003 in each of Lincoln common, the S&P 500 and the S&P 400. A compatible peer-group index for the welding industry, in general, was not readily available because the industry is comprised of a relatively small number of competitors, many of whom either are relatively small pieces of large publicly traded companies or are privately held.

Five Year Performance Comparison
Lincoln Common, S&P 500 and S&P 400 Composite Indices


$350
$300
$250
$200
$150
$100
$50
$0
2003
2004
2005
2006
2007
2008

	2003	2004	2005	2006	2007	2008
Lincoln —■—	100	142	167	257	307	224
S&P 500 —△—	100	111	116	134	142	90
S&P 400 —◆—	100	116	131	144	156	100

ITEM 6. SELECTED FINANCIAL DATA
(In thousands, except per share data)

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Net sales	$2,479,131	$2,280,784	$1,971,915	$1,601,190	$1,333,675
Net income	212,286	202,736	175,008	122,306	80,596
Basic earnings per share	$ 4.98	$ 4.73	$ 4.11	$ 2.93	$ 1.96
Diluted earnings per share	4.93	4.67	4.07	2.90	1.94
Cash dividends declared	1.02	0.91	0.79	0.73	0.69
Total assets	$1,718,805	$1,645,296	$1,394,579	$1,161,161	$1,059,164
Long-term debt	91,537	117,329	113,965	157,853	163,931

Results for 2008 include a charge of $2,447 ($1,698 after-tax) relating to the Company's rationalization programs that began in the fourth quarter of 2008 designed to align the business to current market conditions. Results for 2008 also include $16,924 ($16,615 after-tax) in asset impairment charges including $13,194 of goodwill and $2,388 of long-lived assets related to two businesses in China (with no tax benefit) as well as an impairment charge of $1,342 ($1,033 after-tax) for intangible assets in North America and Europe. See Note F to the Company's Consolidated Financial Statements for further discussion.

Results for 2007 include a net gain of $188 ($107 after-tax) relating to the Company's rationalization programs in Europe. See Note F to the Company's Consolidated Financial Statements for further discussion.

Results for 2006 include a charge of $3,478 ($3,478 after-tax) relating to the Company's rationalization programs in Europe and a gain of $9,006 ($7,204 after-tax) on the sale of a facility in Ireland. See Note F to the Company's Consolidated Financial Statements for further discussion.

Results for 2005 include a charge of $1,761 ($1,303 after-tax) relating to the Company's rationalization programs in Europe, a one-time state income tax benefit of $1,807 (net of federal benefit) relating to changes in Ohio tax laws, a favorable adjustment of $8,711 related to the resolution of prior years' tax liabilities, a net favorable tax benefit of $1,146 associated with the repatriation of foreign earnings and a gain of $1,418 ($876 after-tax) on the settlement of legal disputes.

Results for 2004 include a charge of $2,440 ($2,061 after-tax) relating to the Company's rationalization programs in Europe and $4,525 ($2,828 after-tax) in pension settlement provisions, accrued base pay, bonus, and stock compensation related to the retirement of the Company's past Chairman and CEO.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(In thousands, except share and per share data)

The following discussions of financial condition and results of operations should be read together with "Selected Financial Data," the Company's Consolidated Financial Statements and other financial information included elsewhere in this report. This report contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in the forward-looking statements. See Risk Factors in Item 1A for more information regarding forward-looking statements.

General

The Company is the world's largest designer and manufacturer of arc welding and cutting products, manufacturing a full line of arc welding equipment, consumable welding products and other welding and cutting products.

The Company is one of only a few worldwide broad line manufacturers of both arc welding equipment and consumable products. Welding products include arc welding power sources, wire feeding systems, robotic welding packages, fume extraction equipment, consumable electrodes and fluxes. The Company's welding product offering also includes regulators and torches used in oxy-fuel welding and cutting. In addition, the Company has a leading global position in the brazing and soldering alloys market.

The Company invests in the research and development of arc welding equipment and consumable products in order to continue its market leading product offering. The Company continues to invest in technologies that improve the quality and productivity of welding products. In addition, the Company continues to actively increase its patent application process in order to secure its technology advantage in the United States and other major international jurisdictions. The Company believes its significant investment in research and development and its highly trained technical sales force provide a competitive advantage in the marketplace.

The Company's products are sold in both domestic and international markets. In North America, products are sold principally through industrial distributors, retailers and also directly to users of welding products. Outside of North America, the Company has an international sales organization comprised of Company employees and agents who sell products from the Company's various manufacturing sites to distributors and product users.

The Company's major end user markets include:

- general metal fabrication,
- power generation and process industry,
- structural steel construction (buildings and bridges),
- heavy equipment fabrication (farming, mining and rail),
- shipbuilding,
- automotive,
- pipe mills and pipelines, and
- offshore oil and gas exploration and extraction.

The Company has, through wholly-owned subsidiaries or joint ventures, manufacturing facilities located in the United States, Australia, Brazil, Canada, Colombia, France, Germany, Indonesia, Italy, Mexico, the Netherlands, People's Republic of China, Poland, Portugal, Spain, Taiwan, Turkey, United Kingdom, Venezuela and Vietnam.

The Company's sales and distribution network, coupled with its manufacturing facilities, are reported as two separate reportable segments, North America and Europe, with all other operating segments combined and reported as Other Countries.

The principal raw materials essential to the Company's business are various chemicals, electronics, steel, engines, brass, copper and aluminum alloys, all of which are normally available for purchase in the open market.

The Company's facilities are subject to environmental regulations. To date, compliance with these environmental regulations has not had a material effect on the Company's earnings. The Company is ISO 9001 certified at nearly all facilities worldwide. In addition, the Company is ISO 14001 certified at all significant manufacturing facilities in the United States and is working to gain certification at its remaining United States facilities, as well as the remainder of its facilities worldwide.

Key Indicators

Key economic measures relevant to the Company include industrial production trends, steel consumption, purchasing manager indices, capacity utilization within durable goods manufacturers, and consumer confidence indicators. Key industries which provide a relative indication of demand drivers to the Company include steel, farm machinery and equipment, construction and transportation, fabricated metals, electrical equipment, ship and boat building, defense, truck manufacturing, energy and railroad equipment. Although these measures provide key information on trends relevant to the Company, the Company does not have available a more direct correlation of leading indicators which can provide a forward-looking view of demand levels in the markets which ultimately use the Company's welding products.

Key operating measures utilized by the operating units to manage the Company include orders, sales, inventory and fill-rates, all of which provide key indicators of business trends. These measures are reported on various cycles including daily, weekly and monthly depending on the needs established by operating management.

Key financial measures utilized by the Company's executive management and operating units in order to evaluate the results of its business and in understanding key variables impacting the current and future results of the Company include: sales; gross profit; selling, general and administrative expenses; earnings before interest and taxes; earnings before interest, taxes and bonus; operating cash flows; and capital expenditures, including applicable ratios such as return on invested capital and average operating working capital to sales. These measures are reviewed at monthly, quarterly and annual intervals and compared with historical periods, as well as objectives established by the Board of Directors of the Company.

Results of Operations

The following table shows the Company's results of operations:

	Year Ended December 31,					
	2008		2007		2006	
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Net sales	$2,479,131	100.0%	$2,280,784	100.0%	$1,971,915	100.0%
Cost of goods sold	1,758,980	71.0%	1,633,218	71.6%	1,419,638	72.0%
Gross profit	720,151	29.0%	647,566	28.4%	552,277	28.0%
Selling, general & administrative expenses	405,376	16.4%	370,122	16.2%	315,829	16.0%
Rationalization and asset impairment charges (gain)	19,371	0.8%	(188)	(0.0)%	3,478	0.2%
Operating income	295,404	11.9%	277,632	12.2%	232,970	11.8%
Interest income	8,845	0.4%	8,294	0.4%	5,876	0.3%
Equity earnings in affiliates	6,034	0.2%	9,838	0.4%	7,640	0.4%
Other income	1,681	0.1%	2,823	0.1%	1,839	0.1%
Interest expense	(12,155)	(0.5)%	(11,430)	(0.5)%	(10,153)	(0.5)%
Income before income taxes	299,809	12.1%	287,157	12.6%	238,172	12.1%
Income taxes	87,523	3.5%	84,421	3.7%	63,164	3.2%
Net income	$ 212,286	8.6%	$ 202,736	8.9%	$ 175,008	8.9%

2008 Compared to 2007

Net Sales: Net sales for 2008 increased 8.7% to $2,479,131 from $2,280,784 in 2007. The increase in Net sales reflects an $88,436 (3.9%) decrease due to volume, a $176,045 (7.7%) increase due to price, a $67,538 (3.0%) increase from acquisitions and a $43,200 (1.9%) favorable impact as a result of changes in foreign currency exchange rates. Net sales for the North American operations increased 3.6% to $1,451,333 in 2008 compared to $1,401,393 in 2007. This increase reflects a decrease of $68,860 (4.9%) due to volume, a $108,886 (7.8%) increase due to price and a $9,425 (0.7%) increase from acquisitions. Net sales for the European operations increased 13.0% to $576,945 in 2008 compared to $510,514 in 2007. This increase reflects a decrease of $1,723 (0.3%) due to volume, a $6,821 (1.3%) increase due to price, a $29,827 (5.8%) increase from acquisitions and a $31,506 (6.2%) favorable impact as a result of changes in foreign currency exchange rates. Net sales for Other Countries increased 22.2% to $450,853 in 2008 compared to $368,877 in 2007. This increase reflects a decrease of $17,853 (4.8%) due to volume, a $60,338 (16.4%) increase due to price, an $11,205 (3.0%) favorable impact as a result of changes in foreign currency exchange rates and a $28,286 (7.7%) increase from acquisitions.

Gross Profit: Gross profit increased 11.2% to $720,151 during 2008 compared to $647,566 in 2007. As a percentage of net sales, Gross profit increased to 29.0% in 2008 from 28.4% in 2007. This increase was primarily a result of favorable pricing leverage and improved operational effectiveness partially offset by volume decreases and the continuing shift in sales mix to traditionally lower margin geographies and businesses. Foreign currency exchange rates had a $10,621 favorable impact in 2008.

Sales volumes began to decline in the third quarter and the rate of decline accelerated in the fourth quarter. The Company expects declining sales volumes to pressure margins in 2009.

Selling, General & Administrative (SG&A) Expenses: SG&A expenses increased $35,254 (9.5%) in 2008 compared to 2007. The increase was primarily due to higher selling expenses of $10,543 resulting from increased sales activity, incremental selling, general and administrative expenses from acquisitions totaling $9,222, higher bonus expense of $5,706 and higher foreign currency transaction losses of $4,381. Foreign currency exchange rates had a $5,587 unfavorable impact.

Rationalization and Asset Impairment Charges (Gain): In 2008, the Company recorded $19,371 in rationalization and asset impairment charges. This total includes $2,447 ($1,698 after-tax) in rationalization charges related to workforce reductions expected to affect 67 employees in North America and 65 employees in Europe. The actions were taken to align the business to current market conditions. Asset impairment charges of $16,924 ($16,615 after-tax) include $15,582 (with no tax benefit) to write off goodwill and write down long-lived assets related to two businesses in China and $1,342 ($1,033 after-tax) to write down intangible assets in North America and Europe.

In 2007, the Company recorded a net gain of $188 ($107 after-tax) to rationalization charges due to a gain of $816 ($735 after-tax) related to the liquidation of the Harris Ireland Pension Plan offsetting other charges related to severance costs covering 66 employees at the Company's facility in Ireland.

Interest Income: Interest income increased to $8,845 in 2008 from $8,294 in 2007. The increase was a result of higher cash balances partially offset by lower interest rate investments in 2008 when compared to 2007.

Equity Earnings in Affiliates: Equity earnings in affiliates decreased to $6,034 in 2008 from $9,838 in 2007 as a result of lower earnings at the Company's joint venture investments in Turkey and Taiwan.

Interest Expense: Interest expense increased to $12,155 in 2008 from $11,430 in 2007 as a result of a lower level of amortization of the gain associated with previously terminated interest rate swap agreements and higher debt levels. See Note G to the Company's Consolidated Financial Statements for further discussion.

Income Taxes: Income taxes for 2008 were $87,523 on income before income taxes of $299,809, an effective rate of 29.2%, compared with income taxes of $84,421 on income before income taxes of $287,157, or an effective rate of 29.4% for 2007. The decrease in the effective tax rate for 2008 from 2007 was a result of additional utilization of foreign tax credits from the repatriation of higher-taxed earnings partially offset by non-deductible asset impairment charges in China. The effective rate for 2008 and 2007 was lower than the Company's statutory rate primarily because of the utilization of foreign tax credits, lower taxes on non-U.S. earnings and the utilization of foreign tax loss carryforwards, for which valuation allowances had been previously provided.

Net Income: Net income for 2008 was $212,286 compared to $202,736 in the prior year. Diluted earnings per share for 2008 were $4.93 compared to $4.67 per share in 2007. Foreign currency exchange rate movements had a $2,508 and a $3,419 favorable effect on net income for 2008 and 2007, respectively.

2007 Compared to 2006

Net Sales: Net sales for 2007 increased 15.7% to $2,280,784 from $1,971,915 in 2006. The increase in Net sales reflects a $134,000 (6.8%) increase due to volume, a $73,469 (3.8%) increase due to price, a $37,950 (1.9%) increase from acquisitions and a $63,450 (3.2%) favorable impact as a result of changes in foreign currency exchange rates. Net sales for the North American operations increased 7.3% to $1,401,393 in 2007 compared to $1,305,472 in 2006. This increase reflects an increase of $35,894 (2.7%) due to volume and $52,309 (4.0%) due to price. Net sales for the European operations increased 37.1% to $510,514 in 2007 compared to $372,308 in 2006. This increase reflects an increase of $57,070 (15.3%) due to volume, an $8,226 (2.2%) increase due to price, a $31,990 (8.6%) increase from acquisitions and a $40,920 (11.0%) favorable impact as a result of changes in foreign currency exchange rates. Net sales for Other Countries increased 25.4% to $368,877 in 2007 compared to $294,135 in 2006. This increase reflects an increase of $41,036 (14.0%) due to volume, a $12,934 (4.4%) increase due to price, a $14,896 (5.0%) favorable impact as a result of changes in foreign currency exchange rates and a $5,876 (2.0%) increase from acquisitions.

Gross Profit: Gross profit increased 17.3% to $647,566 during 2007 compared to $552,277 in 2006. As a percentage of net sales, Gross profit increased to 28.4% in 2007 from 28.0% in 2006. This increase was primarily a result of favorable leverage on increased volumes in North America and Europe, a reduction in product liability costs of $9,528 and a reduction in retirement benefit costs in the U.S. of $5,484. This increase was partially offset by the continuing shift in sales mix to traditionally lower margin geographies and businesses. Lower margin geographies were impacted by pricing pressures associated with market share growth, cost increases and start-up costs associated with continued capacity expansion. Foreign currency exchange rates had a $13,613 favorable impact in 2007.

The Company experienced increases in raw material prices, including metals and chemicals. In addition, energy costs trended higher resulting in higher operating costs including transportation and freight. The Company expects these costs to remain at relatively elevated levels as long as worldwide demand remains high. Although the Company believes a number of factors, including price increases, product mix, overhead absorption, and its continuing cost reduction efforts will offset increased costs, future margin levels will be dependent on the Company's ability to manage these cost increases.

Selling, General & Administrative (SG&A) Expenses: SG&A expenses increased $54,293 (17.2%) in 2007 compared to 2006. The increase was primarily due to an increase of $13,393 in general and administrative expense compared to 2006 which included the gain of $9,006 on the sale of the facility in Ireland. In addition, the increase included higher bonus expense of $11,606, higher selling expenses of $8,181 resulting from increased sales activity and higher incremental selling, general and administrative expenses from acquisitions totaling $6,216. Foreign currency exchange rates had an $8,786 unfavorable impact.

Rationalization and Asset Impairment Charges (Gain): In 2007 and 2006, the Company recorded a net gain of $188 ($107 after-tax) and a charge of $3,478 ($3,478 after-tax) to rationalization charges, respectively. Charges in both years were primarily related to severance costs covering 66 employees at the Company's facility in Ireland. The net gain recorded in 2007 was due to a gain of $816 ($735 after-tax) related to the liquidation of the Harris Ireland Pension Plan offsetting other charges.

Interest Income: Interest income increased to $8,294 in 2007 from $5,876 in 2006. The increase was a result of increases in cash balances and interest rates in 2007 when compared to 2006.

Equity Earnings in Affiliates: Equity earnings in affiliates increased to $9,838 in 2007 from $7,640 in 2006 as a result of increased earnings at the Company's joint venture investments in Turkey and Taiwan.

Interest Expense: Interest expense increased to $11,430 in 2007 from $10,153 in 2006 as a result of higher interest rates and a lower level of amortization of the gain associated with previously terminated interest rate swap agreements partially offset by lower debt levels in 2007. See Note G to the Company's Consolidated Financial Statements for further discussion.

Income Taxes: Income taxes for 2007 were $84,421 on income before income taxes of $287,157, an effective rate of 29.4%, compared with income taxes of $63,164 on income before income taxes of $238,172, or an effective rate of 26.5% for 2006. The increase in the effective tax rate for 2007 from 2006 is a result of an increase in income before taxes in higher tax jurisdictions as well as a lower level of foreign tax credits utilized in 2007 when compared with 2006. The effective rate for 2007 and 2006 was lower than the Company's statutory rate primarily because of the utilization of foreign tax credits, lower taxes on non-U.S. earnings and the utilization of foreign tax loss carryforwards, for which valuation allowances have been previously provided.

Net Income: Net income for 2007 was $202,736 compared to $175,008 in 2006. Diluted earnings per share for 2007 were $4.67 compared to $4.07 per share in 2006. Foreign currency exchange rate movements had a $3,419 and a $1,783 favorable effect on net income for 2007 and 2006, respectively.

Liquidity and Capital Resources

The Company's cash flow from operations, while cyclical, has been reliable and consistent. The Company has relatively unrestricted access to capital markets. Operational cash flow is a key driver of liquidity, providing cash and access to capital markets. In assessing liquidity, the Company reviews working capital measurements to define areas of improvement. Management anticipates the Company will be able to satisfy cash requirements for its ongoing businesses for the foreseeable future primarily with cash generated by operations, existing cash balances and, if necessary, borrowings under its existing credit facilities.

The following table reflects changes in key cash flow measures:

	Year Ended December 31,			Change	
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Cash provided by operating activities:	$ 257,449	$249,832	$118,680	$ 7,617	$131,152
Cash used by investing activities:	(115,800)	(79,705)	(89,715)	(36,095)	10,010
Capital expenditures	(72,426)	(61,633)	(76,002)	(10,793)	14,369
Acquisitions of businesses, net of cash acquired	(44,036)	(18,773)	(25,504)	(25,263)	6,731
Cash used by financing activities:	(67,741)	(77,586)	(17,729)	9,845	(59,857)
Amounts due banks, net	(5,551)	(2,720)	115	(2,831)	(2,835)
Payments on long-term borrowings	(1,033)	(40,142)	(3,147)	39,109	(36,995)
Proceeds from exercise of stock options	7,201	8,644	13,618	(1,443)	(4,974)
Tax benefit from exercise of stock options	3,728	4,289	5,243	(561)	(954)
Purchase of shares for treasury	(42,337)	(15,459)	(126)	(26,878)	(15,333)
Cash dividends paid to shareholders	(42,756)	(37,744)	(32,275)	(5,012)	(5,469)
Increase in Cash and cash equivalents	66,950	97,170	12,205	(30,220)	84,965

Cash and cash equivalents increased 30.8%, or $66,950, to $284,332 as of December 31, 2008, from $217,382 as of December 31, 2007. This compares to a $97,170 increase in cash and cash equivalents during 2007.

Cash provided by operating activities for 2008 increased $7,617 from 2007. The increase was primarily related to an increase in net income excluding the non-cash asset impairment charges and a reduction in accounts receivable partially offset by an increase in inventory levels and a decrease in accounts payable. Average operating working capital to sales was 21.0% at December 31, 2008 compared to 23.5% at December 31, 2007. Days sales in inventory increased to 115.8 days at December 31, 2008 from 101.2 days at December 31, 2007. Accounts receivable days decreased to 55.0 days at December 31, 2008 from 56.9 days at December 31, 2007. Average days in accounts payable decreased to 32.1 days at December 31, 2008 from 36.2 days at December 31, 2007.

Cash used by investing activities increased by $36,095 for 2008 compared to 2007. Cash used in the acquisition of businesses in 2008 increased $25,263 from 2007. Capital expenditures during 2008 were $72,426, a $10,793 increase from 2007. The Company anticipates capital expenditures in 2009 in the range of $45,000 — $55,000. Anticipated capital expenditures reflect plans to improve operational effectiveness and the Company's continuing international expansion. Management critically evaluates all proposed capital expenditures and requires each project to increase efficiency, reduce costs, promote business growth, or to improve the overall safety and environmental conditions of the Company's facilities. Management does not currently anticipate any unusual future cash outlays relating to capital expenditures.

The Company has investments in Venezuela, which currently require the approval of a government agency to convert local currency to U.S. dollars at official government rates. Government approval for currency conversion to satisfy U.S. dollar liabilities to foreign suppliers, including payables to Lincoln affiliates, has lagged payment due dates from time to time in the past, resulting in higher cash balances and higher past due U.S. dollar payables within our Venezuelan subsidiary. If the Company had settled its Venezuelan subsidiary's U.S. dollar liabilities using unofficial, parallel currency exchange mechanisms as of December 31, 2008, it would have resulted in a currency exchange loss of approximately $808.

Cash used by financing activities for 2008 decreased $9,845 from 2007. The decrease was primarily due to the $40,000 repayment of the Company's Series A Senior Unsecured Notes upon maturity in 2007 partially offset by an increase of $26,878 in purchases of the Company's common stock in 2008 versus 2007.

The Company's debt levels increased from $129,815 at December 31, 2007, to $142,230 at December 31, 2008. Debt to total capitalization increased to 12.5% at December 31, 2008 from 10.7% at December 31, 2007.

The Company's Board of Directors authorized share repurchase programs for up to 15 million shares of the Company's common stock. During 2008, the Company purchased 740,569 shares of its common stock on the open market at a cost of $42,337 for a weighted average cost of $57.17 per share. Total shares purchased through the share repurchase programs were 11,206,983 shares at a cost of $274,188 for a weighted average cost of $24.47 per share through December 31, 2008.

A total of $42,756 in dividends was paid during 2008. In January 2009, the Company paid a quarterly cash dividend of $0.27 cents per share, or $11,444 to shareholders of record on December 31, 2008.

Rationalization and Asset Impairment

In the fourth quarter of 2008, the Company recorded rationalization charges of $2,447 (pre-tax) and asset impairment charges totaling $16,924 (pre-tax) that are recognized on the income statement under the caption "Rationalization and asset impairment charges (gain)."

The Company took various actions designed to align resources to current market conditions during the fourth quarter of 2008. The actions are expected to affect 65 employees in various European businesses and 67 employees in North American businesses. The implementation of these actions will be substantially completed by March 31, 2009. The Company expects the total cost of these actions to be $2,746 (pre-tax) of which $2,447 (pre-tax) was recorded at December 31, 2008. The costs relate primarily to employee severance costs that will be paid by the end of 2009.

The Company is taking additional cost cutting measures throughout its global operations, including a voluntary separation incentive program covering certain U.S.-based employees as announced on February 2, 2009. The Company expects to record a pre-tax rationalization charge between $10 million and $12 million in the first quarter of 2009.

In the fourth quarter of 2008, the Company determined that poor operating results and a dampened economic outlook indicated the potential for impairment at two of its businesses in China. Impairment testing determined that the carrying value of long-lived assets exceeded fair value at one of these businesses and the Company recorded a charge of $2,388 (pre-tax). In addition, the carrying value of goodwill at both of these businesses exceeded the implied value of goodwill and the Company recorded a charge of $13,194 (pre-tax).

The Company also tested indefinite-lived intangible assets and determined that the carrying value of certain intangible assets in Europe and North America exceeded fair value. As a result, the Company recorded charges of $524 (pre-tax) and $818 (pre-tax), respectively.

In 2005, the Company committed to a plan to rationalize manufacturing operations (the "Ireland Rationalization") at Harris Calorific Limited ("Harris Ireland"). In connection with the Ireland Rationalization, the Company transferred all manufacturing from Harris Ireland to a lower cost facility in Eastern Europe and in 2006 sold the facility in Ireland for a gain of $9,006 (pre-tax) which is reflected in Selling, general and administrative expenses. A total of 66 employees were impacted by the Ireland Rationalization.

The Company incurred a total of $3,920 (pre-tax) in charges related to this plan of which a gain of $188 (pre-tax) was recorded in 2007 and charges of $3,597 (pre-tax) and $511 (pre-tax) were recorded in 2006 and 2005, respectively. Charges incurred relate to employee severance costs, equipment relocation, employee retention and professional services. As of December 31, 2007, all rationalization activities were essentially completed. The Company expects to receive approximately $1,944 in cash receipts during 2009 upon completion of the liquidation of the Harris Ireland Pension Plan.

Acquisitions

On October 1, 2008, the Company acquired a 90% interest in a leading Brazilian manufacturer of brazing products for approximately $24,000 in cash and assumed debt. The newly acquired company, based in Sao Paulo, will be operated as Harris Soldas Especiais S.A. This acquisition expands the Company's brazing product line and increases the Company's presence in the South American market. Annual sales at the time of the acquisition were approximately $30,000.

On April 7, 2008, the Company acquired all of the outstanding stock of Electro-Arco S.A. ("Electro-Arco"), a privately held manufacturer of welding consumables headquartered near Lisbon, Portugal, for approximately $24,000 in cash and assumed debt. This acquisition adds to the Company's European consumables manufacturing capacity and widens the Company's commercial presence in Western Europe. Annual sales at the time of the acquisition were approximately $40,000.

On November 30, 2007, the Company acquired the assets and business of Vernon Tool Company Ltd. ("Vernon Tool"), a privately held manufacturer of computer-controlled pipe cutting equipment used for precision fabrication purposes headquartered near San Diego, California, for approximately $12,434 in cash. This acquisition adds to the Company's ability to support its customers in the growing market for infrastructure development. Annual sales at the time of the acquisition were approximately $9,000.

On November 29, 2007, the Company announced that it had entered into a majority-owned joint venture with Zhengzhou Heli Welding Materials Company Ltd. ("Zhengzhou Heli"), a privately held manufacturer of subarc flux based in Zhengzhou, China. The Company has contributed $11,700 to Zhengzhou Heli. Annual sales at the time of the acquisition were approximately $8,000.

On July 20, 2007, the Company acquired Nanjing Kuang Tai Welding Materials Company, Ltd. ("Nanjing"), a manufacturer of stick electrode products based in Nanjing, China, for approximately $4,245 in cash and assumed debt. The Company previously owned 35% of Nanjing indirectly through its investment in Kuang Tai Metal Industrial Company, Ltd. Annual sales at the time of the acquisition were approximately $10,000.

On March 30, 2007, the Company acquired all of the outstanding stock of Spawmet Sp. z o.o. ("Spawmet"), a privately held manufacturer of welding consumables headquartered near Katowice, Poland, for approximately $5,000 in cash. This acquisition provides the Company with a portfolio of stick electrode products and the Company expects this acquisition to enhance its market position by broadening its distributor network in Poland and Eastern Europe. Annual sales at the time of the acquisition were approximately $5,000.

On October 31, 2006, the Company acquired all of the outstanding stock of Metrode Products Ltd. ("Metrode"), a privately held manufacturer of specialty welding consumables headquartered near London, England, for approximately $25,000 in cash. The Company expects this acquisition to provide high quality, innovative solutions for many high-end specialty applications, including the power generation and petrochemical industries. Annual sales at the time of acquisition were approximately $25,000.

The Company continues to expand globally and periodically looks at transactions that would involve significant investments. The Company can fund its global expansion plans with operational cash flow, but a significant acquisition may require access to capital markets, in particular, the public and/or private bond market, as well as the syndicated bank loan market. The Company's financing strategy is to fund itself at the lowest after-tax cost of funding. Where possible, the Company utilizes operational cash flows and raises capital in the most efficient market, usually the U.S., and then lends funds to the specific subsidiary that requires funding. If additional acquisitions providing appropriate financial benefits become available, additional expenditures may be made.

Acquired companies are included in the Company's consolidated financial statements as of the date of acquisition.

Debt

During March 2002, the Company issued Senior Unsecured Notes (the "Notes") totaling $150,000 through a private placement. The Notes have original maturities ranging from five to ten years with a weighted average interest rate of 6.1% and an average tenure of eight years. Interest is payable semi-annually in March and September. The proceeds are being used for general corporate purposes, including acquisitions. The proceeds are generally invested in short-term, highly liquid investments. The Notes contain certain affirmative and negative covenants, including restrictions on asset dispositions and financial covenants (interest coverage and funded debt-to-EBITDA, as defined in the Notes Agreement, ratios). As of December 31, 2008, the Company was in compliance with all of its debt covenants. During March 2007, the Company repaid the $40,000 Series A Notes which had matured reducing the total balance outstanding of the Notes to $110,000.

The maturity and interest rates of the Notes outstanding at December 31, 2008 are as follow (in thousands):

	Amount Due	Matures	Interest Rate
Series B	$30,000	March 2009	5.89%
Series C	$80,000	March 2012	6.36%

During March 2002, the Company entered into floating rate interest rate swap agreements totaling $80,000 to convert a portion of the Notes outstanding from fixed to floating rates. These swaps were designated as fair value hedges and, as such, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item, were recognized in earnings. Net payments or receipts under these agreements were recognized as adjustments to interest expense. In May 2003, these swap agreements were terminated. The gain of $10,613 on the termination of these swaps was deferred and is being amortized as an offset to interest expense over the remaining life of the Notes. The amortization of this gain reduced interest expense by $958 in 2008, $1,121 in 2007 and $2,117 in 2006 and is expected to reduce annual interest expense by $313 in 2009. At December 31, 2008, $755 remains to be amortized of which $107 is recorded in "Current portion of long-term debt" and $648 is recorded in "Long-term debt, less current portion," respectively.

During July 2003 and April 2004, the Company entered into various floating rate interest rate swap agreements totaling $110,000, to convert a portion of the Notes outstanding from fixed to floating rates based on the London Inter-Bank Offered Rate ("LIBOR"), plus a spread of between 179.75 and 226.50 basis points. The variable rates are reset every six months, at which time payment or receipt of interest will be settled. These swaps are designated and qualify as fair value hedges and, as such, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item, are recognized in earnings. Net payments or receipts under these agreements are recognized as adjustments to interest expense.

The fair value of the swaps is recorded in "Other current assets" and "Other non-current assets" with corresponding offsets in "Current portion of long-term debt" and "Long-term debt, less current portion," respectively. The fair value of these swaps at December 31, 2008 and 2007 was an asset of $6,148 and $762, respectively. Swaps have increased the value of the Series B Notes from $30,000 to $30,144 and the Series C Notes from $80,000 to $86,759 as of December 31, 2008. The weighted average effective rate on the Notes, net of the impact of swaps, was 4.6% for 2008.

On February 20, 2009, the Company terminated swaps with a notional value of $80,000 and realized a gain of $5,079. This gain will be deferred and amortized over the remaining life of the Series C Note. The amortization of this gain is expected to reduce interest expense by $1,400 in 2009.

Revolving Credit Agreement

The Company has a $175,000 five-year revolving Credit Agreement expiring in December 2009. The Credit Agreement may be used for general corporate purposes and may be increased, subject to certain conditions, by an additional amount up to $75,000. The interest rate on borrowings under the Credit Agreement is based on either LIBOR plus a spread based on the Company's leverage ratio or the prime rate, at the Company's election. A quarterly facility fee is payable based upon the daily aggregate amount of commitments and the Company's leverage ratio. The Credit Agreement contains affirmative and negative covenants, including limitations on the Company with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, dispositions of assets, subordinated debt and transactions with affiliates. As of December 31, 2008, there were no borrowings under the Credit Agreement. The Company expects to replace the Credit Agreement prior to its expiration in December 2009.

Short-term Borrowings

The Company's short-term borrowings included in "Amounts due banks" were $19,436 and $11,581 at December 31, 2008 and 2007, respectively, and represent the borrowings of foreign subsidiaries at weighted average interest rates of 22.78% and 14.00%, respectively.

Contractual Obligations and Commercial Commitments

The Company's contractual obligations and commercial commitments (as defined by Section 13(j) of the Securities Exchange Act of 1934) as of December 31, 2008 are as follows (in thousands):

	Payments Due By Period				
	Total	2009	2010 to 2011	2012 to 2013	2014 and Beyond
Long-term debt	$112,240	$30,177	$ 688	$80,264	$1,111
Interest on long-term debt	13,175	4,211	6,761	2,092	111
Capital lease obligations	3,651	936	1,914	670	131
Short-term debt	19,436	19,436	—	—	—
Interest on short-term debt	2,543	2,543	—	—	—
Operating leases	35,893	11,045	11,887	6,775	6,186
Total contractual cash obligations	$186,938	$68,348	$21,250	$89,801	$7,539

As of December 31, 2008, there were $34,183 of tax liabilities related to unrecognized tax benefits. Because of the high degree of uncertainty regarding the timing of future cash outflows associated with these liabilities, the Company is unable to estimate the years in which settlement will occur with the respective taxing authorities.

The Company expects to contribute $30,000 to the U.S. pension plans in 2009.

The Company has provided a guarantee on loans for an unconsolidated joint venture of approximately $6,733 at December 31, 2008. The guarantee is provided on four separate loan agreements. Two loans are for $2,000 each, one which matures in March 2009 and the other maturing in May 2009. Two loans mature in July 2010, one for $1,806 and the other for $927. The loans were undertaken to fund the joint venture's working capital and capital expansion needs. The Company would become liable for any unpaid principal and accrued interest if the joint venture were to default on payment at the respective maturity dates. The Company believes the likelihood is remote that material payment will be required under these arrangements because of the current financial condition of the joint venture.

Stock-Based Compensation

On April 28, 2006, the shareholders of the Company approved the 2006 Equity and Performance Incentive Plan, as amended ("EPI Plan"), which replaces the 1998 Stock Plan, as amended and restated in May 2003. The EPI Plan provides for the granting of options, appreciation rights, restricted shares, restricted stock units and performance-based awards up to an additional 3,000,000 of the Company's common shares. In addition, on April 28, 2006, the shareholders of the Company approved the 2006 Stock Plan for Non-Employee Directors, as amended ("Director Plan"), which replaces the Stock Option Plan for Non-Employee Directors adopted in 2000. The Director Plan provides for the granting of options, restricted shares and restricted stock units up to an additional 300,000 of the Company's common shares.

There were 316,264, 268,854 and 241,818 options and restricted shares granted under these plans during 2008, 2007 and 2006, respectively. The Company issued 235,650, 348,450 and 561,218 shares of common stock from treasury upon exercise of employee stock options during 2008, 2007 and 2006, respectively. The Company issued 8,411 shares of common stock from authorized but unissued shares upon vesting of deferred shares during 2006.

SFAS 123(R) *"Share-Based Payment,"* requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company adopted

SFAS 123(R) on January 1, 2006 using the modified-prospective method. The adoption of this standard did not have a material impact on the Company's financial statements as the Company adopted fair value accounting under SFAS 123 on January 1, 2003.

Expense is recognized for all awards of stock-based compensation by allocating the aggregate grant date fair value over the vesting period. No expense is recognized for any stock options, restricted or deferred shares ultimately forfeited because recipients fail to meet vesting requirements. Total stock-based compensation expense recognized in the consolidated statements of income for 2008, 2007 and 2006 was $4,738, $4,679 and $4,217, respectively. The related tax benefit for 2008, 2007 and 2006 was $1,793, $1,789 and $1,612, respectively.

As of December 31, 2008, total unrecognized stock-based compensation expense related to nonvested stock options and restricted shares was $9,371, which is expected to be recognized over a weighted average period of approximately 37 months.

The aggregate intrinsic value of options outstanding at December 31, 2008, based on the Company's closing stock price of $50.93 as of the last business day of the period ended December 31, 2008, which would have been received by the optionees had all options been exercised on that date was $19,423. The aggregate intrinsic value of options exercisable at December 31, 2008, based on the Company's closing stock price of $50.93 as of the last business day of the period ended December 31, 2008, which would have been received by the optionees had all options been exercised on that date was $16,890. The total intrinsic value of stock options exercised during 2008 and 2007 was $10,366 and $15,413, respectively. Intrinsic value is the amount by which the fair value of the underlying stock exceeds the exercise price of the options.

Product Liability Expense

Product liability expenses have been significant, particularly with respect to welding fume claims. Costs incurred are volatile and are largely related to trial activity. The costs associated with these claims are predominantly defense costs, which are recognized in the periods incurred. These expenditures increased $621 in 2008 compared to 2007. See Note N to the Company's Consolidated Financial Statements for further discussion.

The long-term impact of the welding fume loss contingency, in the aggregate, on operating cash flows and access to capital markets is difficult to assess, particularly since claims are in many different stages of development and the Company benefits significantly from cost sharing with co-defendants and insurance carriers. Moreover, the Company has been largely successful to date in its defense of these claims and indemnity payments have been immaterial. If cost sharing dissipates for some currently unforeseen reason, or the Company's trial experience changes overall, it is possible on a longer term basis that the cost of resolving this loss contingency could materially reduce the Company's operating results and cash flow and restrict capital market access.

Off-Balance Sheet Financial Instruments

The Company utilizes letters of credit to back certain payment and performance obligations. Letters of credit are subject to limits based on amounts outstanding under the Company's Credit Agreement. The Company has also provided a guarantee on loans for an unconsolidated joint venture of approximately $6,733 at December 31, 2008. The Company believes the likelihood is remote that material payment will be required under this arrangement because of the current financial condition of the joint venture.

New Accounting Pronouncements

In December 2008, the Financial Accounting Standards Board (FASB) issued Staff Position 132(R)-1 (FSP FAS 132(R)-1), *"Employers' Disclosures about Postretirement Benefit Plan Assets,"* an amendment of SFAS 132(R). This standard requires disclosure about an entity's investment policies and strategies, the categories of plan assets, concentrations of credit risk and fair value measurements of plan assets. The standard is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP FAS 132(R)-1 to have a significant impact on its financial statements.

In November 2008, the Emerging Issues Task Force issued Issue 08-6 (EITF 08-06), *"Equity Method Investment Accounting Considerations."* This Issue addresses the impact that SFAS 141(R) and SFAS 160 might have on the accounting for equity method investments, including how the initial carrying value of an equity method investment should be determined, how it should be tested for impairment, and how changes in classification from equity method to cost method should be treated. The Issue is to be implemented prospectively and is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 08-06 to have a significant impact on its financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standards (SFAS) 162, *"The Hierarchy of Generally Accepted Accounting Principles."* SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. generally accepted accounting principles (GAAP). SFAS 162 directs the GAAP hierarchy to the entity, not the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to remove the GAAP hierarchy from the auditing standards. The Company does not expect the adoption of SFAS 162 to have a significant impact on its financial statements.

In April 2008, FASB Staff Position 142-3, *"Determination of the Useful Life of Intangible Assets"* (FSP 142-3) was issued. This standard amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, *"Goodwill and Other Intangible Assets."* FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. FSP 142-3 applies prospectively to intangible assets acquired after adoption. The Company does not expect the adoption of FSP 142-3 to have a significant impact on its financial statements.

In March 2008, the FASB issued SFAS 161, *"Disclosures about Derivative Instruments and Hedging Activities,"* an amendment of SFAS 133. SFAS 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. The Company does not expect the adoption of SFAS 161 to have a significant impact on its financial statements.

In December 2007, the FASB issued SFAS 160, *"Noncontrolling Interests in Consolidated Financial Statements,"* which is an amendment of Accounting Research Bulletin No. ("ARB") 51. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 changes the way the consolidated income statement is presented, thus requiring consolidated net income to be reported at amounts that include the amounts attributable to both parent and the noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a significant impact on its financial statements.

In December 2007, the FASB issued SFAS 141 (revised 2007), *"Business Combinations."* SFAS 141(R) replaces SFAS 141, *"Business Combinations."* SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In February 2007, the FASB issued SFAS 159, *"The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115,"* which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses arising subsequent to adoption are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted this statement as of January 1, 2008 and elected not to apply the fair value option to any of its financial instruments.

In September 2006, the FASB issued SFAS 157 *"Fair Value Measurements."* SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, rather it applies under existing accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted the provisions of SFAS 157 related to financial assets and liabilities on January 1, 2008. See Note L to the Consolidated Financial Statements for further discussion.

In July 2006, the FASB issued FASB Interpretation No. ("FIN") 48, *"Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109."* FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007. See Note H to the Consolidated Financial Statements for further discussion.

Critical Accounting Policies

The Company's consolidated financial statements are based on the selection and application of significant accounting policies, which require management to make estimates and assumptions. These estimates and assumptions are reviewed periodically by management and compared to historical trends to determine the accuracy of estimates and assumptions used. If warranted, these estimates and assumptions may be changed as current trends are assessed and updated. Historically, the Company's estimates have been determined to be reasonable. No material changes to the Company's accounting policies were made during 2008. The Company believes the following are some of the more critical judgment areas in the application of its accounting policies that affect its financial condition and results of operations.

Legal And Tax Contingencies

The Company, like other manufacturers, is subject from time to time to a variety of civil and administrative proceedings arising in the ordinary course of business. Such claims and litigation include, without limitation, product liability claims and health, safety and environmental claims, some of which relate to cases alleging asbestos and manganese-induced illnesses. The costs associated with these claims are predominantly defense costs, which are recognized in the periods incurred. Insurance reimbursements mitigate these costs and, where reimbursements are probable, they are recognized in the applicable period. With respect to costs other than defense costs (i.e., for liability and/or settlement or other resolution), reserves are recorded when it is probable that the contingencies will have an unfavorable outcome. The Company accrues its best estimate of the probable costs, after a review of the facts with management and counsel and taking into account past experience. If an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, disclosure is provided for material claims or litigation. Many of the current cases are in differing procedural stages and information on the circumstances of each claimant, which forms the basis for judgments as to the validity or ultimate disposition of such actions, will vary greatly. Therefore, in many situations a range of possible losses cannot be made. Reserves are adjusted as facts and circumstances change and related management assessments of the underlying merits and the likelihood of outcomes change. Moreover, reserves only cover identified and/or asserted claims. Future claims could, therefore, give rise to increases to such reserves. See Note N to the Company's Consolidated Financial Statements and the Legal Proceedings section of this Annual Report on Form 10-K for further discussion of legal contingencies.

The Company is subject to taxation from U.S. federal, state, municipal and international jurisdictions. The calculation of current income tax expense is based on the best information available and involves significant management judgment. The actual income tax liability for each jurisdiction in any year can in some instances be ultimately determined several years after the financial statements are published.

The Company maintains reserves for estimated income tax exposures for many jurisdictions. Exposures are settled primarily through the completion of audits within each individual tax jurisdiction or the closing of a statute of limitation. Exposures can also be affected by changes in applicable tax law or other factors, which may cause management to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for income tax exposures; however, actual results may materially differ from these estimates.

Deferred Income Taxes

Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities and operating loss and tax credit carryforwards. The Company does not provide deferred income taxes on unremitted earnings of certain non-U.S. subsidiaries which are deemed permanently reinvested. It is not practicable to calculate the deferred taxes associated with the remittance of these earnings. Deferred income taxes of $285 have been provided on earnings of $1,831 that are not expected to be permanently reinvested. At December 31, 2008, the Company had approximately $131,090 of gross deferred tax assets related to deductible temporary differences and tax loss and credit carryforwards which may reduce taxable income in future years.

In assessing the realizability of deferred tax assets, the Company assesses whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, tax planning strategies, and projected future taxable income in making this assessment. At December 31, 2008, a valuation allowance of $18,295 was recorded against these deferred tax assets based on this assessment. The Company believes it is more likely than not that the tax benefit of the remaining net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable could be increased or reduced in the future if the Company's assessment of future taxable income or tax planning strategies changes.

Pensions

The Company maintains a number of defined benefit and defined contribution plans to provide retirement benefits for employees in the U.S., as well as employees outside the U.S. These plans are maintained and contributions are made in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA"), local statutory law or as determined by the Board of Directors. The plans generally provide benefits based upon years of service and compensation. Pension plans are funded except for a domestic non-qualified pension plan for certain key employees and certain foreign plans.

In September 2006, the FASB issued SFAS 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)."* SFAS 158 requires companies to recognize the funded status of a benefit plan as the difference between plan assets at fair value and the projected benefit obligation. Unrecognized gains or losses and prior service costs, as well as the transition asset or obligation remaining from the initial application of Statements 87 and 106 will be recognized in the balance sheet, net of tax, as a component of "Accumulated other comprehensive loss" and will subsequently be recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements. In addition, SFAS 158 requires additional disclosures about the future effects on net periodic benefit cost that arise from the delayed recognition of gains or losses, prior service costs or credits, and transition assets or obligations. SFAS 158 also requires that defined benefit plan assets and obligations be measured as of the date of the employer's fiscal year-end balance sheet. The recognition and disclosure provisions of SFAS 158 are effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008. The Company adopted SFAS 158 as of December 31, 2006. The adoption of SFAS 158 had no impact on the measurement date as the Company had historically measured the plan assets and benefit obligations of its pension and other postretirement plans as of December 31. See Note I to the Company's Consolidated Financial Statements for further discussion.

As of December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. As a result of adopting SFAS 158, the Company recorded liabilities equal to the underfunded status of defined benefit plans and assets equal to the overfunded status of certain defined benefit plans measured as the difference between the fair value of plan assets and the projected benefit obligation. As of December 31, 2008, December 31, 2007 and December 31, 2006, the Company recognized liabilities of $191,408, $32,954 and $34,900, respectively, prepaid assets of $2,716, $48,897 and $16,773, respectively, and also recognized accumulated other comprehensive loss of $194,696, $52,274 and $69,978 (after-tax), respectively, for its defined benefit pension plans.

A substantial portion of the Company's pension amounts relates to its defined benefit plan in the United States. The market-related value of plan assets is determined by fair values at December 31.

A significant element in determining the Company's pension expense is the expected return on plan assets. At the end of each year, the expected return on plan assets is determined based on the weighted average expected return of the various asset classes in the plan's portfolio and the targeted allocation of plan assets. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance. The Company determined this rate to be 8.25% for its U.S. plans at December 31, 2008 and 2007, respectively. The assumed long-term rate of return on assets is applied to the market value of plan assets. This produces the expected return on plan assets included in pension expense. The difference between this expected return and the actual return on plan assets is deferred and amortized over the average remaining service period of active employees expected to receive benefits under the plan. The amortization of the net deferral of past losses will increase future pension expense. During 2008, investment returns in the Company's U.S. pension plans were a decline of 22.2% compared to an increase of 8.4% in 2007. A 25 basis point change in the expected return on plan assets would increase or decrease pension expense by approximately $1,400.

Another significant element in determining the Company's pension expense is the discount rate for plan liabilities. To develop the discount rate assumption to be used, the Company refers to the yield derived from matching projected pension payments with maturities of a portfolio of available non-callable bonds rated AA- or better. The Company determined this rate to be 6.13% for its U.S. plans at December 31, 2008. A 25 basis point change in the discount rate would increase or decrease pension expense by approximately $2,000.

Pension expense relating to the Company's defined benefit plans was $4,613, $6,260 and $17,926 in 2008, 2007 and 2006, respectively. The Company expects 2009 pension expense to increase by approximately $38,500.

The Company made voluntary contributions to its U.S. defined benefit plans of $20,000, $10,000 and $17,500 in 2008, 2007 and 2006, respectively. The Company expects to voluntarily contribute $30,000 to its U.S. plans in 2009. Based on current pension funding rules, the Company does not anticipate that contributions to the plans would be required in 2009.

In the first quarter 2006, the Company modified its retirement benefit programs whereby employees of its largest U.S. company hired on or after January 1, 2006 will be covered under a newly enhanced 401(k) defined contribution plan. In the second quarter of 2006, current employees of the U.S. company made an election to either remain in the existing retirement programs or switch to new programs offering enhanced defined contribution benefits, improved vacation and a reduced defined benefit.

Inventories and Reserves

Inventories are valued at the lower of cost or market. Fixed manufacturing overhead costs are allocated to inventory based on normal production capacity and abnormal manufacturing costs are recognized as period costs. For most domestic inventories, cost is determined principally by the last-in, first-out (LIFO) method, and for non-U.S. inventories, cost is determined by the first-in, first-out (FIFO) method. The valuation of LIFO inventories is made at the end of each year based on inventory levels and costs at that time. The excess of current cost over LIFO cost amounted to $90,914 at December 31, 2008 and $72,088 at December 31, 2007. The Company reviews the net realizable value of inventory in detail on an on-going basis, with consideration given to deterioration, obsolescence and other factors. If actual market conditions differ from those projected by management, and the Company's estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of sales may be required. Historically, the Company's reserves have approximated actual experience.

Accounts Receivable and Allowances

The Company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on the age of the related receivable, knowledge of the financial condition of customers, review of historical receivables and reserve trends and other pertinent information. If the financial condition of customers deteriorates or an unfavorable trend in receivable collections is experienced in the future, additional allowances may be required. Historically, the Company's reserves have approximated actual experience.

Impairment of Long-Lived Assets

In accordance with SFAS 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* the Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable long-lived assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, a loss is recognized to the extent that carrying value exceeds fair value. Fair value is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

Impairment of Goodwill and Intangibles

The Company performs an annual impairment test of goodwill and other indefinite-lived intangible assets in the fourth quarter using the same dates each year or more frequently if changes in circumstances or the occurrence of events indicate potential impairment as required under SFAS 142, *"Goodwill and Other Intangible Assets."* The fair value of each indefinite-lived intangible asset is compared to its carrying value and an impairment charge is recorded if the carrying value exceeds the fair value. Goodwill is tested by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the implied value of goodwill is compared to its carrying value and impairment is recognized to the extent that the carrying value exceeds the implied fair value.

Fair values are determined using models developed by the Company which incorporate estimates of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates, established business valuation multiples, and management judgments regarding the applicable discount rates to value estimated cash flows. Changes in economic and operating conditions impacting these assumptions could result in asset impairments in future periods.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary financial market risks include fluctuations in currency exchange rates, commodity prices and interest rates. The Company manages these risks by using derivative financial instruments in accordance with established policies and procedures. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes.

Included below is a sensitivity analysis based upon a hypothetical 10% weakening or strengthening in the U.S. dollar compared to foreign currency exchange rates at December 31, 2008, a 10% change in commodity prices, and a 100 basis point increase in effective interest rates under the Company's current borrowing arrangements. The contractual derivative and borrowing arrangements in effect at December 31, 2008 were compared to the hypothetical foreign exchange, commodity price, or interest rates in the sensitivity analysis to determine the effect on income before taxes, interest expense, or accumulated other comprehensive loss. The analysis takes into consideration any offset that would result from changes in the value of the hedged asset or liability.

Foreign Currency Exchange Risk

The Company enters into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. At December 31, 2008, the Company hedged third party and intercompany purchases and sales. At December 31, 2008, the Company had foreign exchange contracts with a notional value of approximately $35,807. At December 31, 2008, a hypothetical 10% weakening of the U.S. dollar would not materially affect the Company's financial statements.

At December 31, 2008, the Company also had foreign exchange contracts with a notional value of approximately $65,040 which hedged certain balance sheet exposures. Any loss resulting from a hypothetical 10% weakening of the U.S. dollar would be offset by the associated gain on the underlying balance sheet exposure and would not materially affect the Company's financial statements.

Commodity Price Risk

From time to time, the Company uses various hedging arrangements to manage exposures to price risk from commodity purchases. These hedging arrangements have the effect of locking in for specified periods the prices the Company will pay for the volume to which the hedge relates. A hypothetical 10% adverse change in commodity prices on the Company's open commodity futures at December 31, 2008 would not materially affect the Company's financial statements.

Interest Rate Risk

At December 31, 2008, the Company had various floating interest rate swaps used to convert its outstanding $110,000 fixed-rate, long-term borrowings into short-term variable interest rates. An increase in interest expense resulting from a hypothetical increase of 100 basis points in the December 31, 2008 floating rate would not materially affect the Company's financial statements. See discussion in "Item 7, Debt."

The fair value of the Company's cash and cash equivalents and marketable securities at December 31, 2008, approximated carrying value due to their short-term duration. These financial instruments are also subject to concentrations of credit risk. The Company has minimized this risk by entering into investments with a number of major banks and financial institutions and investing in high-quality instruments. The Company does not expect any counterparties to fail to meet their obligations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this item is submitted in a separate section of this report following the signature page.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of disclosure controls and procedures, as such term is defined in Rule 13a-15(e) of the Exchange Act. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2008 based on the framework in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's evaluation under such framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting that occurred during the fourth quarter of 2008 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company will file its 2009 proxy statement pursuant to Regulation 14A of the Exchange Act prior to April 30, 2009.

Except for the information set forth below concerning our Executive Officers, the information required by this item is incorporated by reference from the 2009 proxy statement.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Age	Position
John M. Stropki, Jr.	58	Chairman of the Board since October 13, 2004; Director since 1998; Chief Executive Officer and President since June 3, 2004; Chief Operating Officer from May 1, 2003 to June 3, 2004; Executive Vice President from 1995 to June 3, 2004 and President North America from 1996 to 2003.
Vincent K. Petrella	48	Senior Vice President, Chief Financial Officer and Treasurer since October 7, 2005; Vice President, Chief Financial Officer and Treasurer from February 4, 2004 to October 7, 2005 and Vice President, Corporate Controller from 2001 to 2003.
Frederick G. Stueber	55	Senior Vice President, General Counsel and Secretary since 1996.
George D. Blankenship	46	Senior Vice President, Global Engineering since October 7, 2005; Vice President, Global Engineering from May 5, 2005 to October 7, 2005; Senior Vice President; President, Lincoln Cleveland of The Lincoln Electric Company since January 1, 2008; Senior Vice President, U.S. Operations of The Lincoln Electric Company since October 7, 2005; Vice President, Cleveland Operations of The Lincoln Electric Company from June 6, 2005 to October 7, 2005 and Vice President, Engineering and Quality Assurance of The Lincoln Electric Company from 2000 to June 6, 2005.
Gretchen A. Farrell	46	Vice President, Human Resources since May 5, 2005; Vice President, Human Resources of The Lincoln Electric Company since March 1, 2003 and Director, Compensation and Benefits of The Lincoln Electric Company from 1997 to 2003.
Thomas A. Flohn	48	Vice President; President, Lincoln Asia Pacific since January 1, 2005 and Vice President of Sales and Marketing, Lincoln Electric Asia Pacific from May 1, 1999 to December 31, 2004.
David M. LeBlanc	44	Vice President; President, Lincoln Electric Europe and Russia since September 1, 2005 and Vice President; President, Lincoln Electric Latin America from January 1, 2002 to August 31, 2005.

The Company has been advised that there is no arrangement or understanding among any one of the officers listed and any other persons pursuant to which he was elected as an officer. The executive officers serve at the pleasure of the Board of Directors.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the 2009 proxy statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except for the information set forth below regarding our equity plans, the information required by this item is incorporated by reference from the 2009 proxy statement.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans:			
Approved by security holders	1,716,017	$43.55	3,631,865
Not approved by security holders	—	—	—
Total	1,716,017	$43.55	3,631,865

For further information on the Company's equity compensation plans see "Note A — Significant Accounting Policies" and "Note E — Stock Plans" to the Company's consolidated financial statements included in Item 8.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from the 2009 proxy statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference from the 2009 proxy statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

The following consolidated financial statements of the Company are included in a separate section of this report following the signature page and certifications:

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Consolidated Balance Sheets — December 31, 2008 and 2007
Consolidated Statements of Income — Years ended December 31, 2008, 2007 and 2006
Consolidated Statements of Shareholders' Equity — Years ended December 31, 2008, 2007 and 2006
Consolidated Statements of Cash Flows — Years ended December 31, 2008, 2007 and 2006
Notes to Consolidated Financial Statements

(a) (2) Financial Statement Schedules

The following consolidated financial statement schedule of the Company is included in a separate section of this report following the signature page:

Schedule II — Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore, have been omitted.

(a) (3) Exhibits

Exhibit No.	Description
3.1	Restated Articles of Incorporation of Lincoln Electric Holdings, Inc. (filed as Annex B to Form S-4 of Lincoln Electric Holdings, Inc., Registration No. 333-50435, filed on April 17, 1998, and incorporated herein by reference and made a part hereof).
3.2	Amended and Restated Code of Regulations of Lincoln Electric Holdings, Inc. (filed as Exhibit 3.2 to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended June 30, 2008, SEC File No. 0-01402 and incorporated herein by reference and made part hereof).
10.1	Credit Agreement dated December 17, 2004 among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, Harris Calorific, Inc., Lincoln Global, Inc., the financial institutions listed in Annex A thereof, and KeyBank National Association, as Letter of Credit Issuer and Administrative Agent (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on December 22, 2004, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.2	Note Purchase Agreement dated March 12, 2002 between Lincoln Electric Holdings, Inc. and The Lincoln Electric Company and the Purchasers listed in Schedule A thereof (filed as Exhibit 10(q) to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended March 31, 2002, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.3	Amended and Restated Note Purchase and Private Shelf Agreement between Lincoln Electric Holdings, Inc., The Lincoln Electric Company and The Prudential Insurance Company of America dated as of April 30, 2002 (filed as Exhibit 10(v) to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended June 30, 2002, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.4	Amendment No. 1 to the Amended and Restated Note Purchase and Private Shelf Agreement dated as of December 14, 2006 (filed as Exhibit 10(d) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2006, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.5*	1998 Stock Plan (Amended, Restated and Renamed as of May 1, 2003) (filed as Appendix B to the Lincoln Electric Holdings, Inc. proxy statement dated March 31, 2003, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.6*	Amendment No. 1 to the 1998 Stock Plan (Amended, Restated and Renamed Effective May 1, 2003) dated October 20, 2006 (filed as Exhibit 10.6 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2007, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.7*	1988 Incentive Equity Plan (filed as Exhibit 28 to the Form S-8 Registration Statement of The Lincoln Electric Company, SEC File No. 33-25209 and incorporated herein by reference and made a part hereof) as adopted and amended by Lincoln Electric Holdings, Inc. pursuant to an Instrument of Adoption and Amendment dated December 29, 1998 (filed as Exhibit 10(d) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 1998, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).

Exhibit No.	Description
10.8*	Amendment No. 2 to the 1988 Incentive Equity Plan dated October 20, 2006 (filed as Exhibit 10.8 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2007, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.9*	Form of Indemnification Agreement (filed as Exhibit A to The Lincoln Electric Company 1987 proxy statement, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.10*	Supplemental Executive Retirement Plan (Amended and Restated as of December 31, 2008) (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on January 7, 2009 and incorporated herein by reference and made part hereof).
10.11*	Deferred Compensation Plan for Executives (Amended and Restated as of January 1, 2004) (filed as Exhibit 10(h) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2003, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.12*	Amendment No. 1 to the Deferred Compensation Plan for Executives (Amended and Restated as of January 1, 2004) (filed as Exhibit 10.2 to Form 8-K of Lincoln Electric Holdings, Inc. on February 1, 2005, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.13*	Instrument of Termination of the Deferred Compensation Plan for Executives (filed as Exhibit 10.2 to Form 8-K of Lincoln Electric Holdings, Inc. filed on January 4, 2006, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.14*	Deferred Compensation Plan for Certain Retention Agreements and Other Contractual Arrangements (Amended and Restated as of January 1, 2004) (filed as Exhibit 10(i) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2003, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.15*	Non-Employee Directors' Deferred Compensation Plan (Amended and Restated as of December 31, 2008) (filed as Exhibit 10.3 to Form 8-K of Lincoln Electric Holdings, Inc. filed on January 7, 2009, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.16*	Description of Management Incentive Plan (filed as Exhibit 10(e) to Form 10-K of The Lincoln Electric Company for the year ended December 31, 1995, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.17*	Description of Long-Term Performance Plan (filed as Exhibit 10(f) to Form 10-K of The Lincoln Electric Company for the year ended December 31, 1997, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.18*	Summary of Employment Agreements (filed as Exhibit 10(l) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2003, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.19*	Form of Severance Agreement (as entered into by the Company and the following executive officers: Messrs. Stropki and Stueber) (filed as Exhibit 10 to Form 10-Q of Lincoln Electric Holdings, Inc. for the nine months ended December 31, 1998, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.20*	Form of Amendment No. 1 to Severance Agreement (as entered into by the Company and the following executive officers: Messrs. Stropki and Stueber) (filed as Exhibit 10(o) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 1999, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.21*	Form of Amendment No. 2 to Severance Agreement (as entered into by the Company and the following executive officers: Messrs. Stropki and Stueber) (filed as Exhibit 10.6 to Form 8-K of Lincoln Electric Holdings, Inc. filed on January 7, 2009, SEC File No. 0-0402 and incorporated herein by reference and made a part hereof).
10.22*	Stock Option Plan for Non-Employee Directors (filed as Exhibit 10(p) to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended March 31, 2000, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).

Exhibit No.	Description
10.23*	Amendment No. 1 to the Stock Option Plan for Non-Employee Directors dated October 20, 2006 (filed as Exhibit 10.26 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2007, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.24*	Summary of Cash Long-Term Incentive Plan, as amended (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on April 6, 2005, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.25*	Letter Agreement between John M. Stropki, Jr. and Lincoln Electric Holdings, Inc. dated October 12, 2004 (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on October 18, 2004, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.26*	2005 Deferred Compensation Plan for Executives (Amended and Restated as of December 31, 2008) (filed as Exhibit 10.2 to Form 8-K of Lincoln Electric Holdings, Inc. filed on January 7, 2009, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.27*	2006 Equity and Performance Incentive Plan (filed as Appendix B to the Lincoln Electric Holdings, Inc. proxy statement dated March 28, 2006, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.28*	Amendment No. 1 to the 2006 Equity and Performance Incentive Plan dated October 20, 2006 (filed as Exhibit 10.1 to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended March 31, 2007, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.29*	Amendment No. 2 to the 2006 Equity and Performance Incentive Plan (filed as Exhibit 10.5 to Form 8-K of Lincoln Electric Holdings, Inc. filed on January 7, 2009, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.30*	2006 Stock Plan for Non-Employee Directors (filed as Appendix C to the Lincoln Electric Holdings, Inc. proxy statement dated March 28, 2006, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.31*	Amendment No. 1 to the 2006 Stock Plan for Non-Employee Directors dated October 20, 2006 (filed as Exhibit 10.2 to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended March 31, 2007, SEC file No. 0-1402 and incorporated herein by reference and made a part hereof).
10.32*	Amendment No. 2 to the 2006 Stock Plan for Non-Employee Directors dated July 26, 2007 (filed as Exhibit 10.1 to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended September 30, 2007, SEC file No. 0-1402 and incorporated herein by reference and made a part hereof).
10.33*	2007 Management Incentive Compensation Plan (Amended and Restated as of December 31, 2008) (filed as Exhibit 10.4 to Form 8-K of Lincoln Electric Holdings, Inc. filed on January 7, 2009, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney.
31.1	Certification by the President and Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
31.2	Certification by the Senior Vice President, Chief Financial Officer and Treasurer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
32.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Reflects management contract or other compensatory arrangement required to be filed as an exhibit pursuant to Item 15(b) of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINCOLN ELECTRIC HOLDINGS, INC.

By: /s/ VINCENT K. PETRELLA

Vincent K. Petrella, *Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)*
February 23, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ JOHN M. STROPKI, JR.
John M. Stropki, Jr., Chairman of the Board, President and Chief Executive Officer (principal executive officer)
February 23, 2009

/s/ VINCENT K. PETRELLA
Vincent K. Petrella,
Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)
February 23, 2009

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as
Attorney-in-Fact for
Harold L. Adams, Director
February 23, 2009

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as
Attorney-in-Fact for
David H. Gunning, Director
February 23, 2009

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as
Attorney-in-Fact for
Stephen G. Hanks, Director
February 23, 2009

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as
Attorney-in-Fact for
Kathryn Jo Lincoln, Director
February 23, 2009

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as
Attorney-in-Fact for
Robert J. Knoll, Director
February 23, 2009

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as
Attorney-in-Fact for
Hellene S. Runtagh, Director
February 23, 2009

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as
Attorney-in-Fact for
G. Russell Lincoln, Director
February 23, 2009

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as
Attorney-in-Fact for
William E. MacDonald III, Director
February 23, 2009

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as
Attorney-in-Fact for
George H. Walls, Jr., Director
February 23, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Lincoln Electric Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Lincoln Electric Holdings, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index as Item 15 (a) (2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Electric Holdings, Inc. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note I to the financial statements, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pensions and Other Postretirement Plans.* As discussed in Note H to the financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Lincoln Electric Holdings, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 23, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Lincoln Electric Holdings, Inc.

We have audited Lincoln Electric Holdings, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Lincoln Electric Holdings, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Lincoln Electric Holdings, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Lincoln Electric Holdings, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated February 23, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
February 23, 2009

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,	
	2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 284,332	$ 217,382
Accounts receivable (less allowance for doubtful accounts of $7,673 in 2008; $7,424 in 2007)	299,171	344,058
Inventories		
Raw materials	94,112	92,557
Work-in-process	49,692	48,444
Finished goods	203,128	202,848
Total inventory	346,932	343,849
Deferred income taxes	16,725	10,286
Other current assets	77,566	54,073
Total Current Assets	1,024,726	969,648
Property, Plant and Equipment		
Land	38,745	41,415
Buildings	258,736	255,318
Machinery and equipment	643,056	629,780
	940,537	926,513
Less accumulated depreciation	512,635	496,569
Property, Plant and Equipment, Net	427,902	429,944
Other Assets		
Prepaid pensions	2,716	48,897
Equity investments in affiliates	62,358	59,723
Intangibles, net	65,262	51,194
Goodwill	36,187	42,727
Long-term investments	29,843	30,170
Deferred income taxes	47,397	—
Other non-current assets	22,414	12,993
Total Other Assets	266,177	245,704
TOTAL ASSETS	$1,718,805	$1,645,296

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31, 2008	December 31, 2007
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Amounts due banks	$ 19,436	$ 11,581
Trade accounts payable	124,388	152,301
Accrued employee compensation and benefits	47,405	48,486
Accrued expenses	25,173	25,407
Accrued taxes, including income taxes	13,305	13,130
Accrued pensions	3,248	3,790
Dividends payable	11,444	10,720
Other current liabilities	80,986	45,601
Current portion of long-term debt	31,257	905
Total current liabilities	356,642	311,921
Long-term liabilities		
Long-term debt, less current portion	91,537	117,329
Accrued pensions	188,160	29,164
Deferred income taxes	8,553	36,874
Accrued taxes	40,323	34,132
Other long-term liabilities	38,278	28,656
Total long-term liabilities	366,851	246,155
Shareholders' equity		
Preferred shares, without par value – at stated capital amount; authorized – 5,000,000 shares; issued and outstanding – none	—	—
Common shares, without par value – at stated capital amount; authorized – 120,000,000 shares; issued – 49,290,717 shares in 2008 and 2007; outstanding – 42,521,628 shares in 2008 and 42,961,679 shares in 2007	4,929	4,929
Additional paid-in capital	155,538	145,825
Retained earnings	1,236,810	1,068,100
Accumulated other comprehensive (loss) income	(218,158)	15,841
Treasury shares, at cost – 6,769,089 shares in 2008 and 6,329,038 shares in 2007	(183,807)	(147,475)
Total shareholders' equity	995,312	1,087,220
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,718,805	$1,645,296

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended December 31,		
	2008	2007	2006
Net sales	$2,479,131	$2,280,784	$1,971,915
Cost of goods sold	1,758,980	1,633,218	1,419,638
Gross profit	720,151	647,566	552,277
Selling, general & administrative expenses	405,376	370,122	315,829
Rationalization and asset impairment charges (gain)	19,371	(188)	3,478
Operating income	295,404	277,632	232,970
Other income (expense):			
Interest income	8,845	8,294	5,876
Equity earnings in affiliates	6,034	9,838	7,640
Other income	1,681	2,823	1,839
Interest expense	(12,155)	(11,430)	(10,153)
Total other income	4,405	9,525	5,202
Income before income taxes	299,809	287,157	238,172
Income taxes	87,523	84,421	63,164
Net income	$ 212,286	$ 202,736	$ 175,008
Per share amounts:			
Basic earnings per share	$ 4.98	$ 4.73	$ 4.11
Diluted earnings per share	$ 4.93	$ 4.67	$ 4.07
Cash dividends declared per share	$ 1.02	$ 0.91	$ 0.79

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except per share data)

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Total
Balance January 1, 2006	42,181	$4,928	$125,925	$ 764,748	$ (91,276)	$(152,031)	$ 652,294
Comprehensive income:							
Net income				175,008			175,008
Minimum pension liability adjustment, net of tax of $45,093					71,920		71,920
Unrealized gain on derivatives designated and qualifying as cash flow hedges, net of tax of $637					902		902
Currency translation adjustment					27,323		27,323
Total comprehensive income							275,153
Cash dividends declared – $0.79 per share				(33,682)			(33,682)
Issuance of shares under benefit plans	627	1	11,390			11,468	22,859
Purchase of shares for treasury	(2)					(126)	(126)
Adjustment to initially adopt SFAS158, net of tax of $39,380					(63,522)		(63,522)
Balance December 31, 2006	42,806	4,929	137,315	906,074	(54,653)	(140,689)	852,976
Comprehensive income:							
Net income				202,736			202,736
Unrecognized amounts from defined benefit pension plans, net of tax of $10,371					17,704		17,704
Unrealized loss on derivatives designated and qualifying as cash flow hedges, net of tax of $1,772					(2,989)		(2,989)
Currency translation adjustment					55,779		55,779
Total comprehensive income							273,230
Cash dividends declared – $0.91 per share				(39,120)			(39,120)
Issuance of shares under benefit plans	378		8,939			8,673	17,612
Purchase of shares for treasury	(222)					(15,459)	(15,459)
Adjustment to initially adopt FIN 48			(429)	(1,590)			(2,019)
Balance December 31, 2007	42,962	4,929	145,825	1,068,100	15,841	(147,475)	1,087,220
Comprehensive income:							
Net income				212,286			212,286
Unrecognized amounts from defined benefit pension plans, net of tax of $84,685					(142,422)		(142,422)
Unrealized gain on derivatives designated and qualifying as cash flow hedges, net of tax of $137					842		842
Currency translation adjustment					(92,419)		(92,419)
Total comprehensive loss							(21,713)
Cash dividends declared – $1.02 per share				(43,576)			(43,576)
Issuance of shares under benefit plans	301		9,713			6,005	15,718
Purchase of shares for treasury	(741)					(42,337)	(42,337)
Balance December 31, 2008	42,522	$4,929	$155,538	$1,236,810	$(218,158)	$(183,807)	$ 995,312

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 212,286	$202,736	$175,008
Adjustments to reconcile net income to net cash provided by operating activities:			
Rationalization and asset impairment charges (gain)	19,371	(188)	3,478
Depreciation and amortization	56,925	52,610	47,825
Equity earnings of affiliates, net	(3,235)	(7,208)	(5,728)
Deferred income taxes	7,367	(3,711)	4,349
Stock-based compensation	4,738	4,679	4,217
Amortization of terminated interest rate swaps	(958)	(1,121)	(2,117)
(Gain) loss on disposal of property, plant and equipment	(180)	627	(8,738)
Other non-cash items, net	6,644	(1,083)	1,332
Changes in operating assets and liabilities, net of effects from acquisitions:			
Decrease (increase) in accounts receivable	30,130	(20,723)	(39,719)
(Increase) decrease in inventories	(27,845)	36,011	(57,299)
(Increase) decrease in other current assets	(27,450)	2,354	(10,656)
(Decrease) increase in accounts payable	(26,768)	(3,333)	12,914
Increase (decrease) in other current liabilities	37,040	(1,798)	(937)
Contributions to pension plans	(23,810)	(13,031)	(20,503)
(Decrease) increase in accrued pensions	(2,165)	3,237	16,248
Net change in other long-term assets and liabilities	(4,641)	(226)	(994)
NET CASH PROVIDED BY OPERATING ACTIVITIES	257,449	249,832	118,680
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(72,426)	(61,633)	(76,002)
Acquisition of businesses, net of cash acquired	(44,036)	(18,773)	(25,504)
Proceeds from sale of property, plant and equipment	662	701	11,791
NET CASH USED BY INVESTING ACTIVITIES	(115,800)	(79,705)	(89,715)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from short-term borrowings	19,504	6,550	2,035
Payments on short-term borrowings	(7,849)	(1,004)	(3,192)
Amounts due banks, net	(5,551)	(2,720)	115
Proceeds from long-term borrowings	1,352	—	—
Payments on long-term borrowings	(1,033)	(40,142)	(3,147)
Proceeds from exercise of stock options	7,201	8,644	13,618
Tax benefit from exercise of stock options	3,728	4,289	5,243
Purchase of shares for treasury	(42,337)	(15,459)	(126)
Cash dividends paid to shareholders	(42,756)	(37,744)	(32,275)
NET CASH USED BY FINANCING ACTIVITIES	(67,741)	(77,586)	(17,729)
Effect of exchange rate changes on cash and cash equivalents	(6,958)	4,629	969
INCREASE IN CASH AND CASH EQUIVALENTS	66,950	97,170	12,205
Cash and cash equivalents at beginning of year	217,382	120,212	108,007
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 284,332	$217,382	$120,212

See notes to these consolidated financial statements.

(In thousands of dollars except share and per share data)

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Lincoln Electric Holdings, Inc., its wholly-owned and majority-owned subsidiaries for which it has a controlling interest (the "Company") after elimination of all intercompany accounts, transactions and profits. Minority ownership interest in consolidated subsidiaries, which is not material, is recorded in "Other long-term liabilities."

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on the age of the related receivable, knowledge of the financial condition of customers, review of historical receivables and reserve trends and other pertinent information. If the financial condition of customers deteriorates or an unfavorable trend in receivable collections is experienced in the future, additional allowances may be required. Historically, the Company's reserves have approximated actual experience.

Inventories

Inventories are valued at the lower of cost or market. Fixed manufacturing overhead costs are allocated to inventory based on normal production capacity and abnormal manufacturing costs are recognized as period costs. For domestic inventories, cost is determined principally by the last-in, first-out (LIFO) method, and for non-U.S. inventories, cost is determined by the first-in, first-out (FIFO) method. At December 31, 2008 and 2007, approximately 35% and 36%, respectively, of total inventories were valued using the LIFO method. The excess of current cost over LIFO cost amounted to $90,914 at December 31, 2008 and $72,088 at December 31, 2007.

Reserves are maintained for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. Historically, the Company's reserves have approximated actual experience.

Equity Investments

Investments in businesses in which the Company does not have a controlling interest and holds between a 20% and 50% ownership interest are accounted for using the equity method of accounting on a one month-lag basis. The Company's 50% ownership interest in equity investments includes investments in Turkey and Chile. In addition, the Company holds a 35% interest in a Taiwanese joint venture and a 21% interest in an investment in the People's Republic of China. The amount of retained earnings that represents undistributed earnings of 50% or less owned equity investments was $26,875 at December 31, 2008 and $23,674 at December 31, 2007.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and include improvements which significantly increase capacities or extend the useful lives of existing plant and equipment. Depreciation and amortization are computed using a straight-line method over useful lives ranging from three to 20 years for machinery, tools and equipment, and up to 50 years for buildings. Net gains or losses related to asset dispositions are recognized in earnings in the period in

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

which dispositions occur. The following table summarizes assets held under capital leases and included in property, plant and equipment:

	2008	2007
Buildings	$ 6,421	$ 6,323
Machinery and equipment	1,561	390
Less: Accumulated depreciation	(2,257)	(1,701)
Net capital leases	$ 5,725	$ 5,012

Routine maintenance, repairs and replacements are expensed as incurred. The Company capitalizes interest cost associated with construction in progress.

Goodwill and Intangibles

The Company performs an annual impairment test of goodwill and other indefinite-lived intangible assets in the fourth quarter using the same dates each year or more frequently if changes in circumstances or the occurrence of events indicate potential impairment as required under SFAS 142 *"Goodwill and Other Intangible Assets"*. The fair value of each indefinite-lived intangible asset is compared to its carrying value and an impairment charge is recorded if the carrying value exceeds the fair value. Goodwill is tested by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the implied value of goodwill is compared to its carrying value and impairment is recognized to the extent that the carrying value exceeds the implied fair value.

Fair values are determined using models developed by the Company which incorporate estimates of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates, established business valuation multiples, and management judgments regarding the applicable discount rates to value estimated cash flows. Changes in economic and operating conditions impacting these assumptions could result in asset impairments in future periods.

The Company's annual impairment testing indicated that the carrying value of goodwill at two businesses in China exceeded the implied value of goodwill and the Company recorded a charge of $13,194. See Note F for further discussion.

In addition, the Company determined that two indefinite-lived intangible assets were impaired. The Company recorded an impairment charge of $1,342 to reduce the carrying value of these intangible assets to fair value and assigned a definite life to the remaining balances on a prospective basis. See Note F for further discussion.

The Company performed its annual impairment tests in the fourth quarters of 2007 and 2006 and determined that no impairment of goodwill or indefinite-lived intangible assets existed at that time.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

The changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2008 and 2007 were as follows:

	North America	Europe	Other Countries	Consolidated
Balance as of January 1, 2007	$13,334	$ 9,421	$12,453	$35,208
Additions and adjustments	4,248	1,431	(379)	5,300
Foreign exchange effect	249	1,119	851	2,219
Balance as of January 1, 2008	17,831	11,971	12,925	42,727
Additions and adjustments	(1,419)	21	11,603	10,205
Impairment charges	—	—	(13,194)	(13,194)
Foreign exchange effect	(327)	(2,177)	(1,047)	(3,551)
Balance as of December 31, 2008	$16,085	$ 9,815	$10,287	$36,187

Additions to goodwill for 2008 and 2007 primarily reflect goodwill recorded in the acquisitions of Harris Soldas Especiais S.A. and Vernon Tool Company, Ltd. (See Note K).

Gross intangible assets other than goodwill by asset class as of December 31, 2008 and 2007 were as follows:

	2008		2007	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Trademarks and trade names	$26,973	$6,342	$22,975	$6,322
Customer relationships	23,900	2,331	19,512	1,424
Patents	13,095	2,192	11,176	1,713
Other	23,289	11,130	17,059	10,069
Total	$87,257	$21,995	$70,722	$19,528

Intangible assets other than goodwill are recorded at fair value at the time acquired or at cost, if applicable. Intangible assets that do not have indefinite lives are amortized on a straight-line method over the shorter of the legal or estimated life. Included in the above table are intangible assets with indefinite lives totaling $16,960 and $14,436 at December 31, 2008 and 2007, respectively.

The weighted average amortization period for trademarks and trade names, customer relationships, patents and other intangibles is 16, 20, 19 and 17 years, respectively. Aggregate amortization expense was $3,432, $2,349 and $2,102 for 2008, 2007 and 2006, respectively. Estimated annual amortization expense for intangible assets for each of the next five years is $5,544 in 2009, $5,297 in 2010, $4,257 in 2011, $3,974 in 2012 and $3,781 in 2013.

Long-lived Assets

In accordance with Statement of Financial Accounting Standards No. (SFAS) 144 "*Accounting for the Impairment or Disposal of Long-Lived Assets,*" the Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable long-lived assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, a loss is recognized to the extent that carrying value exceeds fair value. Fair value is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

Product Warranties

The Company accrues for product warranty claims based on historical experience and the expected material and labor costs to provide warranty service. Warranty services are provided for periods up to three years from the date of sale. The accrual for product warranty claims is included in "Accrued expenses." Warranty accruals have increased as a result of the effect of higher sales levels. The changes in the carrying amount of product warranty accruals for 2008, 2007 and 2006 were as follows:

	December 31,		
	2008	2007	2006
Balance at beginning of year	$ 12,308	$ 9,373	$ 7,728
Charged to costs and expenses	14,022	12,460	9,744
Deductions	(11,974)	(9,988)	(8,335)
Foreign currency translation	(620)	463	236
Balance at end of year	$ 13,736	$12,308	$ 9,373

Warranty expense was 0.6% of sales for 2008 and 0.5% of sales for 2007 and 2006.

Revenue Recognition

The Company recognizes revenue when the risks and rewards of ownership and title to the product have transferred to the customer. Revenue recognition generally occurs at the point of shipment; however in certain instances as shipping terms dictate, revenue is recognized when the product reaches the point of destination.

Distribution Costs

Distribution costs, including warehousing and freight related to product shipments, are included in "Cost of goods sold."

Stock-Based Compensation

SFAS 123(R), *"Share-Based Payment,"* requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company adopted SFAS 123(R) on January 1, 2006 using the modified-prospective method. The adoption of this standard did not have a material impact on the Company's financial statements as the Company adopted fair value accounting under SFAS 123 on January 1, 2003.

Expense is recognized for all awards of stock-based compensation by allocating the aggregate grant date fair value over the vesting period. No expense is recognized for any stock options, restricted or deferred shares ultimately forfeited because the recipients fail to meet vesting requirements. Total stock-based compensation expense recognized in the consolidated statement of income for 2008, 2007 and 2006 was $4,738, $4,679 and $4,217, respectively. The related tax benefit for 2008, 2007 and 2006 was $1,793, $1,789, and $1,612, respectively.

Translation of Foreign Currencies

Asset and liability accounts are translated into U.S. dollars using exchange rates in effect at the date of the consolidated balance sheet; revenue and expense accounts are translated at monthly exchange rates. Translation adjustments are reflected as a component of Shareholders' equity. For subsidiaries operating in highly inflationary economies, both historical and current exchange rates are used in translating balance sheet accounts, and translation adjustments are included in net income.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency transaction losses are included in Selling, general & administrative expenses and were $10,409, $6,102, and $1,696 in 2008, 2007 and 2006, respectively.

Financial Instruments

The Company uses forward contracts to hedge exposures to commodity prices and exchange rate fluctuations on certain purchase and sales transactions and balance sheet exposures. Contracts are generally written on a short-term basis but may cover exposures for up to two years and are not held for trading or speculative purposes. The Company uses interest rate swaps to hedge changes in the fair value of debt. The Company recognizes derivative instruments as either assets or liabilities in the balance sheets at fair value. The accounting for changes in the fair value of derivative instruments depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For derivative instruments that qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item are recognized in earnings. For derivative instruments that qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows), the effective portion of the unrealized gain or loss on the derivative instrument is reported as a component of "Accumulated other comprehensive loss" with offsetting amounts recorded as "Other current assets", "Other non-current assets", "Other current liabilities" or "Other long-term liabilities" depending on the position and the duration of the contract. At settlement, the realized gain or loss is reflected in earnings in the same period or periods during which the hedged transaction affects earnings. Any remaining gain or loss on the derivative instrument is recognized in earnings. The Company does not hedge its net investments in foreign subsidiaries. For derivative instruments not designated as hedges, the gain or loss from changes in their fair values is recognized in earnings.

Advertising Costs

Advertising costs are charged to Selling, general & administrative expenses when incurred and totaled $10,337, $10,245 and $8,887 in 2008, 2007 and 2006, respectively.

Research and Development

Research and development costs are expensed as incurred and totaled $26,736, $25,794 and $24,055 in 2008, 2007 and 2006, respectively.

Bonus

Included in Selling, general & administrative expenses are the costs related to the Company's discretionary employee bonus, net of hospitalization costs, of $100,706 in 2008, $93,958 in 2007 and $81,498 in 2006.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

Reclassification

Certain reclassifications have been made to prior year financial statements to conform to current year classifications.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

In December 2008, the Financial Accounting Standards Board (FASB) issued Staff Position 132(R)-1 (FSP FAS 132(R)-1), *"Employers' Disclosures about Postretirement Benefit Plan Assets"* an amendment of SFAS 132(R). This standard requires disclosure about an entity's investment policies and strategies, the categories of plan assets, concentrations of credit risk and fair value measurements of plan assets. The standard is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP FAS 132(R)-1 to have a significant impact on its financial statements.

In November 2008, the Emerging Issues Task Force issued Issue 08-6 (EITF 08-06), *"Equity Method Investment Accounting Considerations."* This Issue addresses the impact that SFAS 141(R) and SFAS 160 might have on the accounting for equity method investments, including how the initial carrying value of an equity method investment should be determined, how it should be tested for impairment, and how changes in classification from equity method to cost method should be treated. The Issue is to be implemented prospectively and is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 08-06 to have a significant impact on its financial statements.

In May 2008, the FASB issued SFAS 162, *"The Hierarchy of Generally Accepted Accounting Principles."* SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP). SFAS 162 directs the GAAP hierarchy to the entity, not the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to remove the GAAP hierarchy from the auditing standards. The Company does not expect the adoption of SFAS 162 to have a significant impact on its financial statements.

In April 2008, FASB Staff Position 142-3, *"Determination of the Useful Life of Intangible Assets"* (FSP 142-3) was issued. This standard amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, *"Goodwill and Other Intangible Assets."* FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. FSP 142-3 applies prospectively to intangible assets acquired after adoption. The Company does not expect the adoption of FSP 142-3 to have a significant impact on its financial statements.

In March 2008, the FASB issued SFAS 161, *"Disclosures about Derivative Instruments and Hedging Activities,"* an amendment of SFAS 133. SFAS 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. The Company does not expect the adoption of SFAS 161 to have a significant impact on its financial statements.

In December 2007, the FASB issued SFAS 160, *"Noncontrolling Interests in Consolidated Financial Statements,"* which is an amendment of Accounting Research Bulletin No. ("ARB") 51. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 changes the way the consolidated income statement is presented, thus requiring consolidated net income to be reported at amounts that include the amounts attributable to both parent and the noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a significant impact on its financial statements.

In December 2007, the FASB issued SFAS 141 (revised 2007), *"Business Combinations."* SFAS 141(R) replaces SFAS 141, *"Business Combinations."* SFAS 141(R) retains the fundamental requirements in SFAS 141 that the

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In February 2007, the FASB issued SFAS 159, *"The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115,"* which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses arising subsequent to adoption are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted this statement as of January 1, 2008 and elected not to apply the fair value option to any of its financial instruments.

In September 2006, the FASB issued SFAS 157 *"Fair Value Measurements."* SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, rather it applies under existing accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted the provisions of SFAS 157 related to financial assets and liabilities on January 1, 2008. See Note L to the Consolidated Financial Statements for further discussion.

In July 2006, the FASB issued FASB Interpretation No. ("FIN") 48, *"Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109."* FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007. See Note H to the Consolidated Financial Statements for further discussion.

NOTE B – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Year Ended December 31,		
	2008	2007	2006
Numerator:			
Net income	$212,286	$202,736	$175,008
Denominator:			
Basic weighted average shares outstanding	42,648	42,899	42,532
Effect of dilutive securities — Stock options and awards	406	493	500
Diluted weighted average shares outstanding	43,054	43,392	43,032
Basic earnings per share	$ 4.98	$ 4.73	$ 4.11
Diluted earnings per share	$ 4.93	$ 4.67	$ 4.07

Common stock issuable upon the exercise of employee stock options is excluded from the calculation of diluted earnings per share when the calculation of option equivalent shares is anti-dilutive. The calculation of diluted earnings per share for 2008, 2007 and 2006 excludes 232,044, 29,495 and 27,465 shares, respectively, that were anti-dilutive.

NOTE C – SHAREHOLDERS' EQUITY

The Company's Board of Directors has authorized share repurchase programs for up to 15 million shares of the Company's common stock. During 2008, the Company purchased 740,569 shares of its common stock on the open market at an average cost of $57.17 per share. Through December 31, 2008, 11,206,983 shares have been purchased under the share repurchase program at an average cost of $24.47 per share.

NOTE D – ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The components of accumulated other comprehensive (loss) income are as follows:

	Defined Benefit Plans	Currency Translation Adjustment	Unrealized Gain (Loss) on Derivatives Designated and Qualifying as Cash Flow Hedges, net of tax	Total Accumulated Other Comprehensive (Loss) Income
Balance January 1, 2006	$ (78,376)	$(12,057)	$ (843)	$ (91,276)
Other comprehensive income	71,920	27,323	902	100,145
Adjustment to initially adopt SFAS 158	(63,522)	—	—	(63,522)
Balance December 31, 2006	(69,978)	15,266	59	(54,653)
Other comprehensive income (loss)	17,704	55,779	(2,989)	70,494
Balance December 31, 2007	(52,274)	71,045	(2,930)	15,841
Other comprehensive (loss) income	(142,422)	(92,419)	842	(233,999)
Balance December 31, 2008	$(194,696)	$(21,374)	$(2,088)	$ (218,158)

As of December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. As a result of adopting SFAS 158, the Company recorded liabilities equal to the underfunded status of defined benefit plans, and assets equal to the overfunded status of certain defined benefit plans measured as the difference between the fair value of plan assets and the projected benefit obligation. The Company recognized liabilities of $34,900 and prepaids of $16,773 for its defined benefit pension plans and also recognized in "Accumulated other comprehensive loss" actuarial losses and prior service credits of $69,978 (after-tax).

NOTE E – STOCK PLANS

On April 28, 2006, the shareholders of the Company approved the 2006 Equity and Performance Incentive Plan, as amended ("EPI Plan"), which replaces the 1998 Stock Plan, as amended and restated in May 2003. The EPI Plan provides for the granting of options, appreciation rights, restricted shares, restricted stock units and performance-based awards up to an additional 3,000,000 of the Company's common shares. In addition, on April 28, 2006, the shareholders of the Company approved the 2006 Stock Plan for Non-Employee Directors, as amended ("Director Plan"), which replaces the Stock Option Plan for Non-Employee Directors adopted in 2000. The Director Plan provides for the granting of options, restricted shares and restricted stock units up to an additional 300,000 of the Company's common shares. At December 31, 2008, there were 3,631,865 common shares available for future grant under all plans.

NOTE E – STOCK PLANS (continued)

The following table summarizes the activity for each of the three years in the period ended December 31, 2006 to December 31, 2008, under all Plans:

	2008		2007		2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Balance at beginning of year	1,663,704	$41.63	1,747,050	$34.28	2,071,325	$28.54
Shares granted	316,264	$44.11	268,854	$68.48	241,818	$60.42
Shares exercised	(235,650)	$30.56	(348,450)	$25.30	(561,218)	$24.34
Shares canceled	(28,301)	$45.23	(3,750)	$60.72	(4,875)	$39.48
Balance at end of year	1,716,017	$43.55	1,663,704	$41.63	1,747,050	$34.28
Exercisable at end of year	1,144,784	$39.14	1,152,545	$33.45	1,161,034	$27.71

Options granted under both the EPI Plan and its predecessor plans are outstanding for a term of ten years from the date of grant. The majority of options granted vest ratably over a period of three years from the grant date. The exercise prices of all options were equal to the fair market value of the Company's common shares at the date of grant. There were no options granted under the Director Plan in 2008. Options granted under the Director Plan and its predecessor plans were 6,000 in 2006. The Company issued shares of common stock from treasury upon all exercises of stock options in 2008, 2007 and 2006.

Restricted shares are valued at the quoted market price on the grant date and vest over a period of three to five years. Under the EPI Plan the Company issued 56,205 restricted shares at a weighted average market price of $44.03 per share in 2008, 25,690 restricted shares at a market price of $68.51 per share in 2007 and 27,000 restricted shares at a market price of $60.51 per share in 2006. The Company issued 10,233 restricted shares at a market price of $43.97 per share, 7,102 restricted shares at a market price of $68.21 per share and 6,568 restricted shares at a market price of $60.85 under the Director Plan in 2008, 2007 and 2006, respectively. The Company issued 8,411 shares of common stock from authorized but unissued shares upon vesting of restricted shares during 2006.

In estimating the fair value of options granted, the expected option life is based on the Company's historical experience. The Company uses the Black-Scholes option pricing model for estimating fair values of options. The weighted average assumptions for each of the three years in the period ended December 31, 2006 to December 31, 2008 were as follows:

	2008	2007	2006
Expected volatility	33.80%	23.05%	24.78%
Dividend yield	3.09%	1.57%	1.53%
Risk-free interest rate	1.63%	3.50%	4.53%
Expected option life	4.5	4.3	4.4
Weighted average fair value of options granted during the year	$ 9.85	$14.33	$14.72

As of December 31, 2008, total unrecognized stock-based compensation expense related to nonvested stock options and restricted shares was $9,371, which is expected to be recognized over a weighted average period of approximately 37 months.

NOTE E – STOCK PLANS (continued)

The following table summarizes nonvested stock options, tandem appreciation rights ("TARs") and restricted shares for the year ended December 31, 2008:

	December 31, 2008	
	Number of Options, TARs, and Restricted Shares	Weighted Average Fair Value at Grant Date
Balance at beginning of year	453,186	$21.71
Granted	316,264	$17.03
Vested	(227,616)	$13.29
Forfeited	(17,251)	$17.38
Balance at end of year	524,583	$22.96

The aggregate intrinsic value of awards outstanding at December 31, 2008, based on the Company's closing stock price of $50.93 as of the last business day in the year ended December 31, 2008, which would have been received by the optionees had all awards been exercised on that date was $19,423. The aggregate intrinsic value of awards exercisable at December 31, 2008, based on the Company's closing stock price of $50.93 as of the last business day in the year ended December 31, 2008, which would have been received by the optionees had all awards been exercised on that date was $16,890. The total intrinsic value of awards exercised during 2008 and 2007 was $10,366 and $15,413, respectively. Intrinsic value is the amount by which the fair value of the underlying stock exceeds the exercise price of the awards.

Prior to the adoption of SFAS 123(R) the Company presented all tax benefits resulting from the exercise of stock options as operating cash inflows in the consolidated statements of cash flows, in accordance with the provisions of the Emerging Issues Task Force ("EITF") Issue No. 00-15, "Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option." SFAS 123(R) requires the benefits of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash inflows rather than operating cash inflows, on a prospective basis. This amount was $3,728, $4,289 and $5,243 for 2008, 2007 and 2006, respectively, and is shown as "Tax benefit from the exercise of stock options" in the consolidated statement of cash flows.

The following table summarizes information about awards outstanding as of December 31, 2008:

	Outstanding		Exercisable		
Exercise Price Range	Number of Awards	Weighted Average Exercise Price	Number of Awards	Weighted Average Exercise Price	Weighted Average Remaining Life
$13.00 - $34.99	351,381	$23.12	351,381	$23.12	3.8
$35.00 - $39.99	568,342	$37.75	535,028	$37.62	6.2
Over $40.00	796,294	$56.69	258,375	$64.04	8.2
	1,716,017		1,144,784		6.6

The 1995 Lincoln Stock Purchase Plan provides employees the ability to purchase open market shares on a commission-free basis up to a limit of ten thousand dollars annually. Under this plan, 400,000 shares have been authorized to be purchased. There were 1,085, 6,843 and 1,726 shares purchased in 2008, 2007 and 2006, respectively under this plan.

NOTE F – RATIONALIZATION AND ASSET IMPAIRMENT

In the fourth quarter of 2008, the Company recorded rationalization charges of $2,447 (pre-tax) and asset impairment charges totaling $16,924 (pre-tax) that are recognized on the income statement under the caption "Rationalization and asset impairment charges (gain)."

The Company took various actions designed to align resources to current market conditions during the fourth quarter of 2008. The actions are expected to affect 65 employees in various European businesses and 67 employees in North American businesses. The implementation of these actions will be substantially completed by March 31, 2009. The Company expects the total cost of these actions to be $2,746 (pre-tax) of which $2,447 (pre-tax) was recorded at December 31, 2008. The costs relate primarily to employee severance costs that will be paid by the end of 2009.

The Company is taking additional cost cutting measures throughout its global operations, including a voluntary separation incentive program covering certain U.S.-based employees as announced on February 2, 2009. The Company expects to record a pre-tax rationalization charge between $10 million and $12 million in the first quarter of 2009.

In the fourth quarter of 2008, the Company determined that poor operating results and a dampened economic outlook indicated the potential for impairment at two of its businesses in China. Impairment testing determined that the carrying value of long-lived assets exceeded fair value at one of these businesses and the Company recorded a charge of $2,388 (pre-tax). In addition, the carrying value of goodwill at both of these businesses exceeded the implied value of goodwill and the Company recorded a charge of $13,194 (pre-tax).

The Company also tested indefinite-lived intangible assets and determined that the carrying value of certain intangible assets in Europe and North America exceeded fair value. As a result, the Company recorded charges of $524 (pre-tax) and $818 (pre-tax), respectively.

Fair values of impaired assets were determined using projected discounted cash flows.

In 2005, the Company committed to a plan to rationalize manufacturing operations (the "Ireland Rationalization") at Harris Calorific Limited ("Harris Ireland"). In connection with the Ireland Rationalization, the Company transferred all manufacturing from Harris Ireland to a lower cost facility in Eastern Europe and in 2006 sold the facility in Ireland for a gain of $9,006 (pre-tax) which is reflected in "Selling, general and administrative expenses." A total of 66 employees were impacted by the Ireland Rationalization.

The Company incurred a total of $3,920 (pre-tax) in charges related to this plan of which a gain of $188 (pre-tax) was recorded in 2007 and charges of $3,597 (pre-tax) and $511 (pre-tax) were recorded in 2006 and 2005, respectively. Charges incurred relate to employee severance costs, equipment relocation, employee retention and professional services. As of December 31, 2007, all rationalization activities were essentially completed. The Company expects to receive approximately $1,944 in cash receipts during 2009 upon completion of the liquidation of the Harris Ireland Pension Plan.

NOTE G – DEBT

At December 31, 2008 and 2007, debt consisted of the following:

	2008	2007
Long-term debt		
Senior Unsecured Notes due 2009, interest at 5.89%	30,144	30,700
Senior Unsecured Notes due 2012, interest at 6.36%	86,759	81,776
Capital leases due through 2015, interest at 3.58% to 28.00%	3,651	3,205
Other borrowings due through 2023, interest at 0.00% to 6.00%	2,240	2,553
	122,794	118,234
Less current portion	31,257	905
Total long-term debt	$ 91,537	$117,329
Short-term debt		
Amounts due banks, interest at 22.78% (14.00% in 2007)	19,436	11,581
Current portion long-term debt	31,257	905
Total short-term debt	50,693	12,486
Total debt	$142,230	$129,815

Senior Unsecured Notes

During March 2002, the Company issued Senior Unsecured Notes (the "Notes") totaling $150,000 through a private placement. The Notes have original maturities ranging from five to ten years with a weighted-average interest rate of 6.1% and an average tenure of eight years. Interest is payable semi-annually in March and September. The proceeds are being used for general corporate purposes, including acquisitions. The proceeds are generally invested in short-term, highly liquid investments. The Notes contain certain affirmative and negative covenants, including restrictions on asset dispositions and financial covenants (interest coverage and funded debt-to-EBITDA, as defined in the Notes Agreement, ratios). As of December 31, 2008, the Company was in compliance with all of its debt covenants. During March 2007, the Company repaid the $40,000 Series A Notes which had matured, reducing the total balance outstanding of the Notes to $110,000.

The maturity and interest rates of the Notes outstanding at December 31, 2008 are as follows (in thousands):

	Amount Due	Matures	Interest Rate
Series B	$30,000	March 2009	5.89%
Series C	$80,000	March 2012	6.36%

During March 2002, the Company entered into floating rate interest rate swap agreements totaling $80,000 to convert a portion of the Notes outstanding from fixed to floating rates. These swaps were designated as fair value hedges and, as such, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, were recognized in earnings. Net payments or receipts under these agreements were recognized as adjustments to interest expense. In May 2003, these swap agreements were terminated. The gain of $10,613 on the termination of these swaps was deferred and is being amortized as an offset to interest expense over the remaining life of the Notes. The amortization of this gain reduced interest expense by $958 in 2008, $1,121 in 2007 and $2,117 in 2006, and is expected to reduce annual interest expense by $313 in 2009. At December 31, 2008, $755 remains to be amortized of which $107 is recorded in "Current portion of long-term debt" and $648 is recorded in "Long-term debt, less current portion," respectively.

During July 2003 and April 2004, the Company entered into various floating rate interest rate swap agreements totaling $110,000, to convert a portion of the Notes outstanding from fixed to floating rates based on the London Inter-Bank Offered Rate ("LIBOR"), plus a spread of between 179.75 and 226.50 basis points. The variable rates are

NOTE G – DEBT (continued)

reset every six months, at which time payment or receipt of interest will be settled. These swaps are designated and qualify as fair value hedges and, as such, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item, are recognized in earnings. Net payments or receipts under these agreements are recognized as adjustments to interest expense.

The fair value of the swaps is recorded in "Other current assets" and "Other non-current assets" with corresponding offsets in "Current portion of long-term debt" and "Long-term debt, less current portion," respectively. The fair value of these swaps at December 31, 2008 and 2007 was an asset of $6,148 and $762, respectively. Swaps have increased the value of the Series B Notes from $30,000 to $30,144 and the Series C Notes from $80,000 to $86,759 as of December 31, 2008. The weighted average effective rate on the Notes, net of the impact of swaps, was 4.6% for 2008.

On February 20, 2009, the Company terminated swaps with a notional value of $80,000 and realized a gain of $5,079. This gain will be deferred and amortized over the remaining life of the Series C Note. The amortization of this gain is expected to reduce interest expense by $1,400 in 2009.

At December 31, 2008 and 2007, the fair value of long term debt, including the current portion, was approximately $124,446 and $121,329, respectively, which was determined using available market information and methodologies requiring judgment. Since considerable judgment is required in interpreting market information, the fair value of the debt is not necessarily the amount which could be realized in a current market exchange.

Revolving Credit Agreement

The Company has a $175,000 five-year revolving Credit Agreement expiring in December 2009. The Credit Agreement may be used for general corporate purposes and may be increased, subject to certain conditions, by an additional amount up to $75,000. The interest rate on borrowings under the Credit Agreement is based on either LIBOR plus a spread based on the Company's leverage ratio or the prime rate, at the Company's election. A quarterly facility fee is payable based upon the daily aggregate amount of commitments and the Company's leverage ratio. The Credit Agreement contains affirmative and negative covenants, including limitations on the Company with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, dispositions of assets, subordinated debt and transactions with affiliates. As of December 31, 2008, there were no borrowings under the Credit Agreement. The Company expects to replace the Credit Agreement prior to its expiration in December 2009.

Capital Leases

At December 31, 2008 and 2007, $3,651 and $3,205 of capital lease indebtedness was secured by property, plant and equipment, respectively.

Other

Maturities of long-term debt, including payments under capital leases, for the five years succeeding December 31, 2008 are $50,549 in 2009, $1,318 in 2010, $1,284 in 2011, $80,813 in 2012, $121 in 2013 and $1,242 thereafter. Total interest paid was $13,037 in 2008, $11,537 in 2007 and $11,971 in 2006. The primary difference between interest expense and interest paid is the amortization of the gain on settlement of interest rate swaps realized in 2003.

Amounts reported as "Amounts due banks" represent short-term borrowings of the Company's foreign subsidiaries.

NOTE H – INCOME TAXES

The components of income before income taxes for the three years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
U.S.	$223,672	$205,779	$153,968
Non-U.S.	76,137	81,378	84,204
Total	$299,809	$287,157	$238,172

Components of income tax expense (benefit) are as follows:

	2008	2007	2006
Current:			
Federal	$ 51,700	$ 61,277	$ 40,399
Non-U.S.	21,880	20,313	16,049
State and local	6,576	6,542	2,367
	80,156	88,132	58,815
Deferred:			
Federal	8,622	(711)	5,859
Non-U.S.	(1,435)	(3,712)	(2,253)
State and local	180	712	743
	7,367	(3,711)	4,349
Total	$ 87,523	$ 84,421	$ 63,164

The differences between total income tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes for the three years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Statutory rate of 35% applied to pre-tax income	$104,933	$100,505	$ 83,360
Effect of state and local income taxes, net of federal tax benefit	4,454	4,964	2,282
Taxes less than the U.S. tax rate on non-U.S. earnings, including utilization of tax loss carryforwards, losses with no benefit and changes in non-U.S. valuation allowance	(6,203)	(11,881)	(15,676)
U.S. tax (benefit) cost of foreign source income	(6,888)	1,151	(3,064)
Resolution of prior years' tax liabilities	(4,309)	(6,818)	(2,421)
Other	(4,464)	(3,500)	(1,317)
Total	$ 87,523	$ 84,421	$ 63,164
Effective tax rate	29.19%	29.40%	26.52%

Total income tax payments, net of refunds, were $72,923 in 2008, $83,950 in 2007 and $55,799 in 2006.

Unrecognized Tax Benefits

In July 2006, the FASB issued FIN 48 which clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 requires the cumulative effect of adoption to be recorded as an

NOTE H – INCOME TAXES (continued)

adjustment to the opening balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007.

The cumulative effects of applying this interpretation were recorded as a decrease of $1,590 to retained earnings. The Company's unrecognized tax benefits upon adoption were $28,997, of which $21,602 would affect the effective tax rate, if recognized.

In conjunction with the adoption of FIN 48, unrecognized tax benefits were classified as "Accrued taxes", non-current unless expected to be paid in one year. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense, consistent with the accounting method used prior to adopting FIN 48. For the years ended December 31, 2008 and 2007, current income tax expense included $1,044 and $135 of interest and penalties, respectively. For those same years, the Company's accrual for interest and penalties related to unrecognized tax benefits totaled $6,141 and $4,917, respectively.

The following table summarizes the activity related to unrecognized tax benefits:

	2008	2007
Balance at January 1	$29,215	$28,997
Increases related to current year tax provisions	7,646	5,755
Increases related to prior years' tax positions	2,734	—
Resolution of prior years' tax liabilities	(4,255)	(5,916)
Other	(1,157)	379
Balance at December 31	$34,183	$29,215

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $19,945 at December 31, 2008 and $18,867 at December 31, 2007.

The Company files income tax returns in the U.S. and various state, local and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2005. The Company anticipates no significant changes to its total unrecognized tax benefits through the end of 2009. The Company is currently subject to an Internal Revenue Service ("IRS") audit for the 2005 and 2006 tax years and an Italian tax audit for 2005. The Company does not expect the results of these examinations to have a material effect on the financial statements.

NOTE H – INCOME TAXES (continued)

Deferred Taxes

Significant components of deferred tax assets and liabilities at December 31, 2008 and 2007, were as follows:

	2008	2007
Deferred tax assets:		
Tax loss and credit carryforwards	$ 16,918	$ 19,743
Inventory	8,548	6,522
Other accruals	12,710	9,875
Employee benefits	13,502	13,856
Pension obligations	63,130	1,753
Other	16,282	16,763
	131,090	68,512
Valuation allowance	(18,295)	(21,421)
	112,795	47,091
Deferred tax liabilities:		
Property, plant and equipment	(31,338)	(31,898)
Intangible assets	(10,998)	(6,794)
Inventory	(10,970)	(11,529)
Pension obligations	(2,052)	(14,458)
Other	(10,314)	(9,000)
	(65,672)	(73,679)
Total	$ 47,123	$(26,588)

At December 31, 2008, certain subsidiaries had tax loss carryforwards of approximately $54,963 that will expire in various years from 2009 through 2024, except for $26,350 for which there is no expiration date.

In assessing the realizability of deferred tax assets, the Company assesses whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, tax planning strategies, and projected future taxable income in making this assessment. At December 31, 2008, a valuation allowance of $18,295 had been recorded against these deferred tax assets based on this assessment. The Company believes it is more likely than not that the tax benefit of the remaining net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable could be increased or decreased in the future if the Company's assessment of future taxable income or tax planning strategies changes.

The Company does not provide deferred income taxes on unremitted earnings of certain non-U.S. subsidiaries which are deemed permanently reinvested. It is not practicable to calculate the deferred taxes associated with the remittance of these earnings. Deferred income taxes of $285 have been provided on earnings of $1,831 that are not expected to be permanently reinvested.

NOTE I – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS

The Company maintains a number of defined benefit and defined contribution plans to provide retirement benefits for employees in the U.S. as well as employees outside the U.S. These plans are maintained and contributions are made in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA"), local statutory law or as determined by the Board of Directors. The plans generally provide benefits based upon years of service and compensation. Pension plans are funded except for a domestic non-qualified pension plan for certain key employees and certain foreign plans. Substantially all U.S. employees are covered under a 401(k) savings plan in which they may invest 1% or more of eligible compensation, limited to maximum amounts as determined by the Internal Revenue Service. For most participants the plan provides for Company matching contributions of 35% of the first 6% of employee compensation contributed to the plan. The Company matching provision was suspended on

NOTE I – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS (continued)

January 1, 2009 as part of the Company's actions to reduce costs in light of current market conditions. The plan includes a feature in which participants hired after November 1, 1997 will receive an annual Company contribution of 2% of their base pay. The plan allowed employees hired before November 1, 1997, at their election, to receive this contribution in exchange for forfeiting certain benefits under the pension plan. The Company uses a December 31 measurement date for its plans.

In the first quarter of 2006, the Company modified its retirement benefit programs whereby employees of its U.S. company hired on or after January 1, 2006 will be covered under a newly enhanced 401(k) defined contribution plan. In the second quarter of 2006, current employees of the U.S. company made an election to either remain in the Company's existing retirement programs or switch to new programs offering enhanced defined contribution benefits, improved vacation and a reduced defined benefit. The Company did not incur a significant change in retirement costs immediately after the change; however, the Company does expect cost savings in future years as a result of reduced benefits to be accrued for employees hired on or after January 1, 2006.

In September 2006, the FASB issued SFAS 158 which requires companies to recognize the funded status of a benefit plan as the difference between plan assets at fair value and the projected benefit obligation. Unrecognized gains or losses and prior service costs, as well as the transition asset or obligation remaining from the initial application of Statements 87 and 106 will be recognized in the balance sheet, net of tax, as a component of "Accumulated other comprehensive loss" and will subsequently be recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements. The Company adopted SFAS 158 on December 31, 2006. The incremental effects on the Company's balance sheet at December 31, 2006 of adopting SFAS 158 were as follows:

	December 31, 2006		
	Prior to Application of SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported
ASSETS			
Prepaid pensions	$112,248	$(95,475)	$ 16,773
Intangibles, net	2,406	(2,406)	—
Deferred income taxes	2,872	39,380	42,252
LIABILITIES AND SHAREHOLDERS' EQUITY			
Accrued pensions, current	(10,061)	8,578	(1,483)
Accrued pensions, non-current	(15,871)	(17,546)	(33,417)
Accumulated other comprehensive loss	6,456	63,522	69,978

The after-tax amounts of unrecognized actuarial net loss, prior service credits and transition obligations included in "Accumulated other comprehensive loss" at December 31, 2008 were $195,145, $(534) and $85, respectively.

The pre-tax amounts of unrecognized actuarial net loss, prior service credits and transition obligations expected to be recognized as components of net periodic benefit cost during 2009 are $24,515, $(33) and $6, respectively.

NOTE I – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS (continued)

The changes in the pension plans' projected benefit obligations were as follows:

	2008	2007
Obligation at January 1	$699,129	$696,952
Service cost	16,501	17,829
Interest cost	42,615	40,621
Participant contributions	550	476
Plan amendments	(1)	20
Acquisitions	—	2,045
Actuarial loss (gain)	15,372	(27,751)
Benefit payments	(38,970)	(34,129)
Settlements	—	(2,539)
Curtailments	(14)	(142)
Currency translation	(13,715)	5,747
Obligation at December 31	$721,467	$699,129

The changes in fair value of the pension plans' assets were as follows:

	2008	2007
Fair value of plan assets at January 1	$ 715,072	$678,826
Actual return on plan assets	(159,522)	51,856
Employer contributions	23,810	13,031
Participant contributions	550	476
Benefit payments	(34,237)	(31,782)
Settlements	—	(2,466)
Currency translation	(12,898)	5,131
Fair value of plan assets at December 31	$ 532,775	$715,072
The funded status of the pension plans was as follows:		
Funded status (plan assets (less than) greater than projected benefit obligations)	$(188,692)	$ 15,943
Unrecognized net loss	312,071	84,822
Unrecognized prior service cost	(917)	(820)
Unrecognized transition assets, net	109	154
Net amount recognized	$ 122,571	$100,099

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the U.S. pension plans with accumulated benefit obligations in excess of plan assets were $670,243, $635,433 and $491,367, respectively, as of December 31, 2008 and $22,467, $19,050 and $0, respectively, as of December 31, 2007. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $39,362, $37,208 and $26,841, respectively, as of December 31, 2008 and $52,976, $49,592 and $42,512, respectively, as of December 31, 2007. The total accumulated benefit obligation for all plans was $685,565 as of December 31, 2008 and $661,658 as of December 31, 2007.

NOTE I – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS (continued)

The components of total pension expense were as follows:

	Year Ended December 31,		
	2008	2007	2006
Service cost – benefits earned during the year	$ 16,501	$ 17,829	$ 18,686
Interest cost on projected benefit obligation	42,615	40,621	38,160
Expected return on plan assets	(56,954)	(55,943)	(50,456)
Amortization of transition assets	10	10	10
Amortization of prior service cost	60	65	621
Amortization of net loss	1,636	4,615	11,056
Settlement/curtailment losses (gains)	745	(937)	(151)
Net pension cost of defined benefit plans	4,613	6,260	17,926
Multi-employer plans	1,509	1,725	1,237
Defined contribution plans	8,471	8,590	6,130
Total net pension expense	$ 14,593	$ 16,575	$ 25,293

The Company is in the process of terminating a pension plan as part of the Ireland Rationalization. For further discussion see Note F. The Company expects to receive $1,944 in 2009 upon final settlement. A gain of $816 was recognized in 2007 related to the curtailment and partial settlement of this plan.

The amounts recognized in the consolidated balance sheets were composed of:

	Year Ended December 31,	
	2008	2007
Prepaid pensions	$ 2,716	$ 48,897
Accrued pension liability, current	(3,248)	(3,790)
Accrued pension liability, long-term	(188,160)	(29,164)
Accumulated other comprehensive loss, excluding tax effects	311,263	84,156
Net amount recognized in the balance sheets	$ 122,571	$100,099

Weighted average assumptions used to measure the benefit obligation for the Company's significant defined benefit plans as of December 31, 2008 and 2007 were as follows:

	2008	2007
Discount rate	6.2%	6.3%
Rate of increase in compensation	4.1%	4.0%

Weighted average assumptions used to measure the net periodic benefit cost for the Company's significant defined benefit plans as of December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Discount rate	6.3%	5.9%	5.6%
Rate of increase in compensation	4.1%	4.1%	4.0%
Expected return on plan assets	8.2%	8.4%	8.3%

NOTE I – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS (continued)

To develop the discount rate assumption to be used for U.S. plans, the Company refers to the yield derived from matching projected pension payments with maturities of a portfolio of available non-callable bonds rated AA- or better. The expected long-term rate of return assumption is based on the weighted average expected return of the various asset classes in the plans' portfolio and the targeted allocation of plan assets. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance. The rate of compensation increase is determined by the Company based upon annual reviews.

The primary objective of the pension plans' investment policy is to ensure sufficient assets are available to provide benefit obligations when such obligations mature. Investment management practices must comply with ERISA or any other applicable regulations and rulings. The overall investment strategy for the defined benefit pension plans' assets is to achieve a rate of return over a normal business cycle relative to an acceptable level of risk that is consistent with the long-term objectives of the portfolio. The assumptions used to determine the expected return on assets for the U.S. plans at December 31, 2008 were as follows:

Asset Category	Target Allocation 2009	Percentage of Plan Assets at December 31, 2008	2007	Weighted Average Expected Long-Term Rate of Return
Equity securities	60% - 70%	52%	65%	9.3% - 10.0%
Debt securities	30% - 40%	48%	35%	5.5% - 7.1 %
Total	100%	100%	100%	8.25%

Actual and expected employer contributions for the U.S. plans are as follows:

2009 (expected)	$30,000
2008	20,000
2007	10,000

The actual amounts to be contributed to the pension plans in 2009 will be determined at the Company's discretion.

Contributions by participants to certain non-U.S. plans were $550 and $476 for the years ended December 31, 2008 and 2007, respectively.

Expected future benefit payments for the U.S. plans are as follows:

2009	$ 37,410
2010	37,044
2011	40,514
2012	47,683
2013	42,522
2014 through 2018	243,409

The Company maintains a domestic unfunded supplemental executive retirement plan (SERP) under which non-qualified supplemental pension benefits are paid to certain employees in addition to amounts received under the Company's qualified retirement plan which is subject to IRS limitations on covered compensation. The annual cost of this program has been included in the determination of total net pension expense shown above and was $2,598, $2,411 and $2,329 in 2008, 2007 and 2006, respectively. The projected benefit obligation associated with this plan

NOTE I – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS (continued)

is also included in the pension disclosure shown above and was $18,764, $19,195 and $18,644 at December 31, 2008, 2007 and 2006, respectively.

The Company participates in multi-employer plans for several of its operations in Europe. Pension expense for these plans is recognized as contributions are funded.

The Company does not have, and does not provide for, any postretirement or postemployment benefits other than pensions and certain non-U.S. statutory termination benefits.

The Cleveland, Ohio, area operations have a Guaranteed Continuous Employment Plan covering substantially all employees which, in general, provides that the Company will provide work for at least 75% of every standard work week (presently 40 hours). This plan does not guarantee employment when the Company's ability to continue normal operations is seriously restricted by events beyond the control of the Company. The Company has reserved the right to terminate this plan effective at the end of a calendar year by giving notice of such termination not less than six months prior to the end of such year.

NOTE J – SEGMENT INFORMATION

The Company's primary business is the design and manufacture of arc welding and cutting products, manufacturing a full line of arc welding equipment, consumable welding products and other welding and cutting products. The Company manages its operations by geographic location and has two reportable segments, North America and Europe, and combines all other operating segments as Other Countries. Other Countries includes results of operations for the Company's businesses in Argentina, Australia, Brazil, Colombia, Indonesia, Mexico, People's Republic of China, Taiwan, Venezuela and Vietnam. Each operating segment is managed separately because each faces a distinct economic environment, a different customer base and a varying level of competition and market conditions. Segment performance and resource allocation is measured based on income before interest and income taxes. The accounting policies of the reportable segments are the same as those described in Note A — Significant Accounting Policies.

NOTE J – SEGMENT INFORMATION (continued)

Financial information for the reportable segments follows:

	North America	Europe	Other Countries	Eliminations	Consolidated
For the year ended December 31, 2008:					
Net sales to unaffiliated customers	$1,451,333	$576,945	$450,853	$ —	$2,479,131
Inter-segment sales	114,686	25,612	10,590	(150,888)	—
Total	$1,566,019	$602,557	$461,443	$(150,888)	$2,479,131
Income before interest and income taxes	$ 224,706	$ 55,407	$ 22,591	$ 415	$ 303,119
Interest income					8,845
Interest expense					(12,155)
Income before income taxes					$ 299,809
Total assets	$1,097,716	$470,288	$402,275	$(251,474)	$1,718,805
Equity investments in affiliates	3,288	13,806	45,264	—	62,358
Capital expenditures	37,851	15,226	19,349	—	72,426
Depreciation and amortization	33,815	12,401	10,709	—	56,925
For the year ended December 31, 2007:					
Net sales to unaffiliated customers	$1,401,393	$510,514	$368,877	$ —	$2,280,784
Inter-segment sales	99,227	24,156	11,645	(135,028)	—
Total	$1,500,620	$534,670	$380,522	$(135,028)	$2,280,784
Income before interest and income taxes	$ 211,092	$ 63,170	$ 18,578	$ (2,547)	$ 290,293
Interest income					8,294
Interest expense					(11,430)
Income before income taxes					$ 287,157
Total assets	$ 988,651	$452,648	$343,532	$(139,535)	$1,645,296
Equity investments in affiliates	2,782	16,149	40,792	—	59,723
Capital expenditures	26,839	16,069	18,725	—	61,633
Depreciation and amortization	33,564	10,752	8,294	—	52,610
For the year ended December 31, 2006:					
Net sales to unaffiliated customers	$1,305,472	$372,308	$294,135	$ —	$1,971,915
Inter-segment sales	91,770	23,787	16,326	(131,883)	—
Total	$1,397,242	$396,095	$310,461	$(131,883)	$1,971,915
Income before interest and income taxes	$ 172,613	$ 46,659	$ 25,851	$ (2,674)	$ 242,449
Interest income					5,876
Interest expense					(10,153)
Income before income taxes					$ 238,172
Total assets	$ 872,864	$390,733	$273,781	$(142,799)	$1,394,579
Equity investments in affiliates	2,374	12,834	33,754	—	48,962
Capital expenditures	37,269	19,777	18,956	—	76,002
Depreciation and amortization	33,135	7,993	6,697	—	47,825

NOTE J – SEGMENT INFORMATION (continued)

In 2008, the North America segment includes a charge of $501 (pre-tax) for rationalization actions and a charge of $818 (pre-tax) for the impairment of an intangible asset. The Europe segment includes a charge of $1,946 (pre-tax) for rationalization actions and a charge of $524 (pre-tax) for the impairment of an intangible asset. The Other Countries segment includes a charge of $15,582 (pre-tax) for the impairment of goodwill and long-lived assets.

In 2007, the Europe segment includes a credit to rationalization charges of $188 (pre-tax). In 2006, the Europe segment includes rationalization charges of $3,478 (pre-tax), and a gain of $9,006 (pre-tax) on the sale of the facility in Ireland. See Note F.

Inter-segment sales between reportable segments are recorded at cost plus an agreed upon intercompany profit, which approximates an arm's length price, and are eliminated in consolidation. Export sales (excluding inter-company sales) from the United States were $242,312 in 2008, $194,476 in 2007 and $154,111 in 2006. No individual customer comprised more than 10% of the Company's total revenues for any of the three years ended December 31, 2006 to December 31, 2008.

The geographic split of the Company's net sales, based on the location of the customer, and property, plant and equipment were as follows:

	Year Ended December 31,		
	2008	2007	2006
Net sales:			
United States	$1,072,593	$1,064,113	$1,004,786
Foreign countries	1,406,538	1,216,671	967,129
Total	$2,479,131	$2,280,784	$1,971,915
Property, plant and equipment:			
United States	$ 169,764	$ 167,659	$ 178,717
Foreign countries	259,469	263,738	212,429
Eliminations	(1,331)	(1,453)	(1,628)
Total	$ 427,902	$ 429,944	$ 389,518

Net sales derived from customers and property, plant and equipment in any individual foreign country were not material.

NOTE K – ACQUISITIONS

On October 1, 2008, the Company acquired a 90% interest in a leading Brazilian manufacturer of brazing products for approximately $24,000 in cash and assumed debt. The newly acquired company, based in Sao Paulo, will be operated as Harris Soldas Especiais S.A. This acquisition expands the Company's brazing product line and increases the Company's presence in the South American market. Annual sales at the time of the acquisition were approximately $30,000.

On April 7, 2008, the Company acquired all of the outstanding stock of Electro-Arco S.A. ("Electro-Arco"), a privately held manufacturer of welding consumables headquartered near Lisbon, Portugal, for approximately $24,000 in cash and assumed debt. This acquisition adds to the Company's European consumables manufacturing capacity and widens the Company's commercial presence in Western Europe. Annual sales at the time of the acquisition were approximately $40,000.

On November 30, 2007, the Company acquired the assets and business of Vernon Tool Company Ltd. ("Vernon Tool"), a privately held manufacturer of computer-controlled pipe cutting equipment used for precision fabrication

NOTE K – ACQUISITIONS (continued)

purposes headquartered near San Diego, California, for approximately $12,434 in cash. This acquisition adds to the Company's ability to support its customers in the growing market for infrastructure development. Annual sales at the time of the acquisition were approximately $9,000.

On November 29, 2007, the Company announced that it had entered into a majority-owned joint venture with Zhengzhou Heli Welding Materials Company Ltd. ("Zhengzhou Heli"), a privately held manufacturer of subarc flux based in Zhengzhou, China. The Company has contributed $11,700 to Zhengzhou Heli. Annual sales at the time of the acquisition were approximately $8,000.

On July 20, 2007, the Company acquired Nanjing Kuang Tai Welding Materials Company, Ltd. ("Nanjing"), a manufacturer of stick electrode products based in Nanjing, China, for approximately $4,245 in cash and assumed debt. The Company previously owned 35% of Nanjing indirectly through its investment in Kuang Tai Metal Industrial Company, Ltd. Annual sales at the time of the acquisition were approximately $10,000.

On March 30, 2007, the Company acquired all of the outstanding stock of Spawmet Sp. z o.o. ("Spawmet"), a privately held manufacturer of welding consumables headquartered near Katowice, Poland, for approximately $5,000 in cash. This acquisition provides the Company with a portfolio of stick electrode products and the Company expects this acquisition to enhance its market position by broadening its distributor network in Poland and Eastern Europe. Annual sales at the time of the acquisition were approximately $5,000.

On October 31, 2006, the Company acquired all of the outstanding stock of Metrode Products Ltd. ("Metrode"), a privately held manufacturer of specialty welding consumables headquartered near London, England, for approximately $25,000 in cash. The Company expects this acquisition to provide high quality, innovative solutions for many high-end specialty applications, including the power generation and petrochemical industries. Annual sales at the time of acquisition were approximately $25,000.

Acquired companies are included in the Company's consolidated financial statements as of the date of acquisition.

NOTE L – FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company has various financial instruments, including cash and cash equivalents, short-and long-term debt and forward contracts. While these financial instruments are subject to concentrations of credit risk, the Company has minimized this risk by entering into arrangements with a number of major banks and financial institutions and investing in several high-quality instruments. The Company does not expect any counterparties to fail to meet their obligations. The fair value of cash and cash equivalents approximated book value at December 31, 2008 and 2007, respectively. See Note G for the fair value estimates of debt.

Assets and liabilities that are within the provisions of SFAS 157, such as the Company's derivative contracts, are valued at fair value using the market and income valuation approaches. The Company's derivative contracts include interest rate swaps as well as foreign currency and commodity forward contracts. The Company uses the market approach to value similar assets and liabilities in active markets and the income approach that consists of discounted cash flow models that take into account the present value of future cash flows under the terms of the contracts using current market information as of the reporting date.

SFAS 157 classifies the inputs used to measure fair value into the following hierarchy:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 Unobservable inputs for the asset or liability.

NOTE L – FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

The following table provides a summary of the fair values of assets and liabilities under SFAS 157:

		Fair Value Measurements at December 31, 2008 Using		
Description	Balance as of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives, net liability	$3,216	$—	$3,216	$—

Foreign Exchange Contracts: The Company enters into forward exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its exposures. This hedging minimizes the impact of foreign exchange rate movements on the Company's operating results. These derivative financial instruments include contracts that qualify for and are designated as cash flow hedges as well as non-designated contracts.

The notional amount of outstanding foreign exchange contracts, translated at current exchange rates at December 31, 2008 was $100,847, of which $35,807 related to contracts designated and qualifying as cash flow hedges to hedge a portion of forecasted transactions and $65,040 related to non-designated contracts to hedge balance sheet exposures. The notional amount of outstanding foreign exchange contracts, translated at current exchange rates at December 31, 2007 was $64,246, of which $45,362 related to contracts designated and qualifying as cash flow hedges to hedge a portion of forecasted transactions and $18,884 related to non-designated contracts to hedge balance sheet exposures.

At December 31, 2008, the fair value of the non-designated contracts and the designated cash flow hedges was an unrealized loss of $4,732 and an unrealized gain of $3,076, respectively, covering transactions expected to occur in 2009. At December 31, 2007, the fair value of the non-designated contracts and designated cash flow hedges represented unrealized losses of $135, and $2,898, respectively.

Interest Rate Swap Agreements: At December 31, 2008 and 2007, the Company had interest rate swap agreements outstanding that effectively convert notional amounts of $110,000 of debt from fixed to floating interest rates. The fair value of the swaps was an unrealized gain of $6,148 and $762 at December 31, 2008 and 2007, respectively.

Commodity Forward Contracts: The Company periodically enters into forward contracts to manage its exposure to commodity price volatility. This hedging minimizes the impact of commodity price movements on the Company's operating results. At December 31, 2008, the Company's derivative contracts consisted of aluminum, copper and nickel forward contracts with notional amounts, in thousands of pounds, of 3,125, 2,925 and 276, respectively. At December 31, 2007, the Company's derivative contracts consisted of aluminum, copper and nickel forward contracts with notional amounts, in thousands of pounds, of 2,200, 1,200 and 216, respectively. These derivative financial instruments qualify and are designated as cash flow hedges. At December 31, 2008, the fair value of these derivative contracts represented an unrealized loss of $7,708 of which $6,838 relates to transactions expected to occur in 2009. At December 31, 2007, the fair value of these derivative contracts represented an unrealized loss of $1,523.

For the three years ended December 31, 2008, hedge ineffectiveness was immaterial.

NOTE M – OPERATING LEASES

The Company leases sales offices, warehouses and distribution centers, transportation equipment, office equipment and data processing equipment. Such leases, some of which are noncancelable and, in many cases, include renewals, expire at various dates. The Company pays most maintenance, insurance and taxes relating to leased assets. Rental expense was $14,679 in 2008, $13,883 in 2007 and $11,613 in 2006.

NOTE M – OPERATING LEASES (continued)

At December 31, 2008, total future minimum lease payments for noncancelable operating leases were $11,045 in 2009, $6,708 in 2010, $5,179 in 2011, $3,830 in 2012, $2,945 in 2013 and $6,186 thereafter.

NOTE N – CONTINGENCIES

The Company, like other manufacturers, is subject from time to time to a variety of civil and administrative proceedings arising in the ordinary course of business. Such claims and litigation include, without limitation, product liability claims and health, safety and environmental claims, some of which relate to cases alleging asbestos and manganese induced illnesses. The claimants in the asbestos and manganese cases seek compensatory and punitive damages, in most cases for unspecified amounts. The Company believes it has meritorious defenses to these claims and intends to contest such suits vigorously. Although defense costs remain significant, all other costs associated with these claims, including indemnity charges and settlements, have been immaterial to the Company's consolidated financial statements. Based on the Company's historical experience in litigating these claims, including a significant number of dismissals, summary judgments and defense verdicts in many cases and immaterial settlement amounts, as well as the Company's current assessment of the underlying merits of the claims and applicable insurance, the Company believes resolution of these claims and proceedings, individually or in the aggregate (exclusive of defense costs), will not have a material adverse impact upon the Company's consolidated financial statements.

The Company has provided a guarantee on loans for an unconsolidated joint venture of approximately $6,733 at December 31, 2008. The guarantee is provided on four separate loan agreements. Two loans are for $2,000 each, one which matures in March 2009 and the other maturing in May 2009. The other two loans mature in July 2010, one for $1,806 and the other for $927. The loans were undertaken to fund the joint venture's working capital and capital expansion needs. The Company would become liable for any unpaid principal and accrued interest if the joint venture were to default on payment at the respective maturity dates. The Company believes the likelihood is remote that material payment will be required under these arrangements based on the current financial condition of the joint venture.

NOTE O – QUARTERLY FINANCIAL DATA (UNAUDITED)

	First	Second	Third	Fourth
2008				
Net sales	$620,227	$699,826	$632,892	$526,186
Gross profit	177,451	204,714	196,878	141,108
Income before income taxes	78,991	95,100	92,882	32,836
Net income	53,477	70,128	69,211	19,470
Basic earnings per share	$ 1.25	$ 1.64	$ 1.62	$ 0.46
Diluted earnings per share	$ 1.24	$ 1.62	$ 1.60	$ 0.46
2007				
Net sales	$549,043	$586,638	$564,824	$580,279
Gross profit	158,216	168,668	159,741	160,941
Income before income taxes	68,965	78,521	70,107	69,564
Net income	48,000	55,249	49,978	49,509
Basic earnings per share	$ 1.12	$ 1.29	$ 1.16	$ 1.15
Diluted earnings per share	$ 1.11	$ 1.27	$ 1.15	$ 1.14

NOTE O – QUARTERLY FINANCIAL DATA (UNAUDITED) (continued)

The quarter ended December 31, 2008 includes a charge of $2,447 ($1,698 after-tax) relating to the Company's rationalization programs designed to align the business to current market conditions and $16,924 ($16,615 after-tax) in asset impairment charges including $13,194 of goodwill impairment with no tax benefit, $2,388 in impairment of long-lived assets with no tax benefit and $1,342 ($1,033 after-tax) in impairment of intangible assets. See Note F to the Company's Consolidated Financial Statements for further discussion.

The quarter ended March 31, 2007 includes charges relating to the Company's European rationalization program of $396 ($396 after-tax). The quarter ended December 31, 2007 includes a gain of $584 ($503 after-tax) related to such program. See Note F.

The quarterly earnings per share (EPS) amounts are each calculated independently. Therefore, the sum of the quarterly EPS amounts may not equal the annual totals.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

(In thousands)

		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	(1) Charged to Other Accounts	(2) Deductions	Balance at End of Period
Allowance for doubtful accounts:					
Year ended December 31, 2008	$7,424	$3,986	$(735)	$3,002	$7,673
Year ended December 31, 2007	$8,484	$3,115	$ 630	$4,805	$7,424
Year ended December 31, 2006	$7,583	$3,255	$ 325	$2,679	$8,484

(1) Currency translation adjustment.

(2) Uncollectible accounts written-off, net of recoveries.

EXHIBIT 21

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

The Company's subsidiaries and joint ventures are listed in the following table:

Name	Country of Incorporation	Percent Ownership
A. B. Arriendos S.A.	Chile	50
Electro-Arco S.A.	Portugal	100
Harris Calorific GmbH	Germany	100
Harris Calorific International Sp. z o.o.	Poland	100
Harris Calorific S.r.l.	Italy	100
Harris Euro S.L.	Spain	100
Harris Soldas Especiais S.A.	Brazil	90
Inversiones LyL S.A.	Chile	50
J.W. Harris Co., Inc.	United States	100
Kaynak Teknigi Sanayi ve Ticaret A.S.	Turkey	50
Kuang Tai Metal Industrial Co., Ltd.	Taiwan	35
Lincoln Electirc Bester S.A.	Poland	100
Lincoln Electric (U.K.) Ltd.	United Kingdom	100
Lincoln Electric Argentina S.A.	Argentina	100
Lincoln Electric Company (India) Private Limited	India	100
Lincoln Electric Company of Canada LP	Canada	100
Lincoln Electric do Brasil Industria e Comercio Ltda.	Brazil	100
Lincoln Electric Europe B.V.	The Netherlands	100
Lincoln Electric Europe, S.L.	Spain	100
Lincoln Electric France S.A.S.	France	100
Lincoln Electric Heli (Zhengzhou) Welding Materials Company Ltd.	China	60
Lincoln Electric International Holding Company	United States	100
Lincoln Electric Italia S.r.l.	Italy	100
Lincoln Electric Manufactura, S.A. de C.V.	Mexico	100
Lincoln Electric Maquinas, S. de R.L. de C.V.	Mexico	100
Lincoln Electric Mexicana, S.A. de C.V.	Mexico	100
Lincoln Electric North America, Inc.	United States	100
Lincoln Electric Venezuela, C.A.	Venezuela	100
Lincoln Global Holdings LLC	United States	100
Lincoln Global, Inc.	United States	100
Lincoln Smitweld B.V.	The Netherlands	100
Lincoln Soldaduras de Colombia Ltda.	Colombia	100
Lincoln Soldaduras de Venezuela C.A.	Venezuela	100
Lincoln-KD, S.A.	Spain	100
Metrode Products Limited	United Kingdom	100
Nanjing Kuang Tai Welding Material Co., Ltd.	China	100
PT Lincoln Electric Indonesia	Indonesia	78
Smart Force, LLC	United States	100
Tenwell Development Pte. Ltd.	Singapore	21
The Lincoln Electric (Inner Mongolia) Welding Co., Ltd.	China	70
The Lincoln Electric Company	United States	100
The Lincoln Electric Company (Asia Pacific) Pte. Ltd.	Singapore	100
The Lincoln Electric Company (Australia) Proprietary Limited	Australia	100
The Lincoln Electric Company (New Zealand) Limited	New Zealand	100
The Shanghai Lincoln Electric Co. Ltd.	China	95
Uhrhan & Schwill Schweisstechnik GmbH	Germany	100
Vernon Tool Co. Ltd.	United States	100
Welding, Cutting, Tools & Accessories, LLC	United States	100
Wytworni Materialow Spawalniczych Spawmet Sp. z o.o	Poland	100

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following registration statements of our reports dated February 23, 2009, with respect to the consolidated financial statements and schedule of Lincoln Electric Holdings, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Lincoln Electric Holdings, Inc. and subsidiaries, included in this Annual Report (Form 10-K) for the year ended December 31, 2008:

Form S-8 Registration Statement of Lincoln Electric Holdings, Inc. for the Stock Option Plan for Non-Employee Directors (Form S-8 No. 333-49976)

Form S-8 Registration Statement of Lincoln Electric Holdings, Inc. for the 1998 Stock Plan, including Post-Effective Amendment No. 1 (Form S-8 No. 333-58305)

Form S-8 Registration Statement of Lincoln Electric Holdings, Inc. for The Lincoln Electric Company Employee Savings Plan (Form S-8 Nos. 333-107114 and 333-132036)

Form S-8 Registration Statement of Lincoln Electric Holdings, Inc. (as successor to The Lincoln Electric Company) for The Lincoln Electric Company Employee Savings Plan, including Post-Effective Amendment No. 1 (Form S-8 No. 033-64187)

Form S-8 Registration Statement of Lincoln Electric Holdings, Inc. (as successor to The Lincoln Electric Company) for The Lincoln Electric Company 1988 Incentive Equity Plan (Form S-8 No. 033-25209), including Post-Effective Amendment No. 1 (Form S-8 No. 033-25210)

Form S-8 Registration Statement of Lincoln Electric Holdings, Inc. (as successor to The Lincoln Electric Company) for the 1995 Lincoln Stock Purchase Plan, including Post-Effective Amendment No. 1 (Form S-8 No. 033-64189)

Form S-8 Registration Statement of Lincoln Electric Holdings, Inc. for the 2006 Equity and Performance Incentive Plan (Form S-8 No. 333-134212)

Form S-8 Registration Statement of Lincoln Electric Holdings, Inc. for the 2006 Stock Plan for Non-Employee Directors (Form S-8 No. 333-134210)

/s/ Ernst & Young LLP

Cleveland, Ohio
February 23, 2009

EXHIBIT 31.1

CERTIFICATION

I, John M. Stropki, Jr., Chairman, President and Chief Executive Officer of Lincoln Electric Holdings, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Lincoln Electric Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2009

/s/ John M. Stropki, Jr.

John M. Stropki, Jr.
Chairman, President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Vincent K. Petrella, Senior Vice President, Chief Financial Officer and Treasurer of Lincoln Electric Holdings, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Lincoln Electric Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2009

/s/ Vincent K. Petrella

Vincent K. Petrella
Senior Vice President, Chief Financial Officer
and Treasurer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Lincoln Electric Holdings, Inc. (the "Company") for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: February 23, 2009

/s/ John M. Stropki, Jr.
John M. Stropki, Jr.
Chairman, President and Chief Executive Officer

/s/ Vincent K. Petrella
Vincent K. Petrella
Senior Vice President, Chief Financial Officer
and Treasurer


LINCOLN
ELECTRIC
THE WELDING EXPERTS

Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117-1199
U.S.A.